____________________________________________________________________________________________________________________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________

FORM 6-K
________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: September 30, 2025

Commission File Number: 001-39777

________________________

NANOBIOTIX S.A.
(Exact name of registrant as specified in its charter)
_________________________

Nanobiotix S.A.
60 rue de Wattignies
75012 Paris, France
(Address of principal executive office)

_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

______________________________________________________________________________________________
______________________________________________________________________________________________

This Form 6-K, including Exhibits 99.1 and 101, is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-285604) and Form S-8 (File Nos. 333-253062, 333-257239, 333-272947 and 333-287272).

Our Half-Year Report, filed as Exhibit 99.1 hereto, includes references to the Company’s website at http://www.nanobiotix.com. Such reference to the Company’s website is an inactive textual reference only, and the information contained in, or that can be accessed through, the Company’s website, including the Company’s universal registration document filed with the French Financial Markets Authority (Autorité des Marchés Financiers – the AMF), is not filed as a part of this Form 6-K.

EXHIBIT INDEX

Exhibit	Description
99.1	Half-Year Financial Report From January 1, 2025 to June 30, 2025
101
The following materials from Exhibit 99.1 (Nanobiotix S.A.’s Half-Year Financial Report From January 1, 2025 to June 30, 2025) filed on this on Form 6-K formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the unaudited interim condensed statements of consolidated financial position, (ii) the unaudited interim condensed statements of consolidated operations, (iii) the unaudited interim condensed statements of consolidated comprehensive loss, (iv) the unaudited interim condensed statements of consolidated changes in shareholders’ equity, (v) the unaudited interim condensed statements of consolidated cash flows, and (vi) the notes to the unaudited interim condensed financial consolidated statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANOBIOTIX S.A.

/s/ LAURENT LEVY
By:	Laurent Levy, Ph.D.
Title:	Chairman of the Executive Board

Date: September 30, 2025

EXHIBIT 99.1

NANOBIOTIX
HALF-YEAR FINANCIAL REPORT
From January 1, 2025 to June 30, 2025

September 30, 2025

EXHIBIT 99.1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This interim and semi-annual report (the “Report”) contains “forward-looking statements” within the meaning of applicable federal securities laws, including the Private Securities Litigation Reform Act of 1995. All statements other than present and historical facts and conditions contained in this Report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Report, the words “consider,” “anticipate,” “think,“, “aim“, “believe,” “can,” “could,” “ambition,“ “estimate,” “expect,” “intend,” “is designed to,” ”wish,” “may,” ”is designated to,”,“might,”“on track,” “plan,” “potential,” “predict,” “objective,” “should,” “scheduled,” “would” or “will,” or the negative of these and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those described in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on April 02, 2025 under “Item 3.D. Risk Factors” (copy of which are available on www.nanobiotix.com). These risks and uncertainties include factors relating to:

•our reliance on Janssen to conduct the JNJ-1900 (product formerly coded NBTXR3) development and commercialization activities worldwide in accordance with the Janssen Agreement and the Asia Licensing Agreement;

•our ability to successfully develop JNJ-1900 (NBTXR3), including by expanding JNJ-1900 (NBTXR3) pipeline, through the license agreement with Janssen Pharmaceutica NV (“Janssen”), dated July 7 2023 (the “License Agreement”), and to commercialize JNJ-1900 (NBTXR3) through such License Agreement;

•the expected timeline of our clinical trial completion, including our ability, and the ability of our development partners, to successfully conduct, supervise and monitor clinical trials for our product candidates and to complete clinical trial NANORAY-312 within the expected timeline considering a number of factors, including the rate of patient enrollment and the potential delays related to the transfer of the sponsorship of this clinical trial NANORAY-312 from Nanobiotix to Janssen;

•the completion of applicable pre-marketing regulatory requirements and/or our ability to maintain regulatory approvals and certifications for our products and product candidates in the United States, the European Union (the “EU”), and other countries, and the rate and degree of market acceptance of our product candidates, including JNJ-1900 (NBTXR3) through Janssen according to the License Agreement;

•the initiation, timing, progress and results of our preclinical studies and clinical trials, including those trials to be conducted under our collaborations with the MD Anderson Cancer Center of the University of Texas (“MD Anderson”) and under the License Agreement;

•our ability to obtain raw materials, to maintain and operate our facilities to manufacture our product candidates;

•our ability to implement our strategic plan, beyond JNJ-1900 (NBTXR3) product, for our platform(s), product candidates and technology; including to expand into additional innovative therapies, including through our Curadigm Nanoprimer platform, and to advance such technologies directly or through collaboration agreements;

•our ability to effectively execute under our collaboration agreements, including the License Agreement, and to effectively resolve disputes, if any;

•our ability to obtain funding for our operations;

•our ability to attract and retain key management and other qualified personnel;

•our global operations and exposure to global markets;

•our ability to protect and maintain our intellectual property rights, manufacturing know-how and proprietary technologies and our ability to operate our business without infringing upon the intellectual property rights and proprietary technologies of third parties;

•our ability to effectively deploy our capital resources;

•future revenue, expenses, capital expenditures, capital requirements and performance of our publicly traded equity securities;

•our ability to compete with institutions with greater financial resources and expertise in research and development, preclinical testing, clinical trials, manufacturing and marketing;

•our status as a foreign private issuer and the reduced disclosure requirements associated with maintaining this status.

In addition, statements that “we believe” or “the Company believes” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to the Company as of the date of this Report, and while the Company believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and the Company statements should not be read to indicate that the Company has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

As a result of these factors, the Company cannot assure that the forward-looking statements in this Report will prove to be accurate. Furthermore, if the forward-looking statements of the Company prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements these statements should not be regarded or considered as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This Report should be read with the understanding that the Company’s actual future results may be materially different from what is expected. The Company qualifies all of the forward-looking statements by these cautionary statements.

INTERIM ACTIVITY REPORT

1. COMPANY INFORMATION

Nanobiotix, a société anonyme registered with the Paris registry of trade and companies under number 447 521 600 and having its registered office at 60 rue de Wattignies, 75012, Paris (“Nanobiotix” or the “Company” and, with its subsidiaries, the “Group”), is a late-stage clinical biotechnology company pioneering disruptive, nanophysics-based therapeutic approaches to the treatment of cancer and other major diseases with the express intent of favorably impacting the lives of millions of patients.
Incorporated in 2003, Nanobiotix is headquartered in Paris, France. The Company also has subsidiaries in Cambridge, Massachusetts (United States), Spain, and Germany. The Group has been listed on Euronext: Paris under the ticker symbol “NANO” since 2012 (ISIN: FR0011341205, Bloomberg Code: NANO:FP) and on the Nasdaq Global Select Market in the United States under the ticker symbol “NBTX” since December 2020.

The Group is the owner of more than 25 patent families associated with three nanotechnology platforms: 1) radioenhancer platform, from which JNJ-1900 (NBTXR3) is the first product candidate, designed to physically destroy tumor cells locally and prime immune response systemically; 2) Curadigm nanoprimer platform designed to redefine the design and application of therapeutic classes challenged by liver clearance; and 3) OOcuity neurological disease program.

The Company’s efforts are concentrated on advancing JNJ-1900 (NBTXR3).

2. SIGNIFICANT EVENTS DURING THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

The clinical development during the first half of 2025 continued to focus on building a therapeutic foundation for JNJ-1900 (NBTXR3) in head and neck squamous cell carcinoma (HNSCC) and non-small cell lung cancer (NSCLC) as areas of strategic priority. In both indications, radiotherapy remains a cornerstone of care, offering a rational setting for the integration of a locally administered radioenhancer such as JNJ-1900 (NBTXR3). In head and neck cancer, the focus was on the ongoing Phase 3 NANORAY-312 trial with the transfer of trial sponsorship to our licensee Janssen Pharmaceutica NV, a Johnson & Johnson Company (“J&J”), moving toward completion. In parallel, Nanobiotix strengthened its financial position through an amendment to the License Agreement with J&J, providing additional support for the advancement of the ongoing Phase 3 NANORAY-312 trial.

Expansion into additional tumor types where radiation alone or in combination with immunotherapy is part of the standard of care is also ongoing and has yielded evidence of anti-tumor activity while confirming the safety profile of JNJ-1900 (NBTXR3), such as in re-irradiation for NSCLC and in patients with locally advanced or borderline resectable pancreatic cancer, as reported in the first half of 2025.

Lung Cancer (NSCLC): First Randomized Trial in Lung
Through our collaboration with J&J, NSCLC has become another key area of development together with HNSCC. In the first quarter of 2025, J&J dosed the first patient in CONVERGE, a randomized global Phase 2 trial evaluating JNJ-1900 (NBTXR3) activated by radiotherapy for patients with Stage III unresectable NSCLC patients receiving standard of care chemoradiation followed by consolidation durvalumab. This trial is the first randomized study of JNJ-1900 (NBTXR3) in lung cancer and, if positive per protocol, may represent a significant milestone in the expansion of the development pipeline under the Nanobiotix-J&J License Agreement.

Lung Cancer (NSCLC): First Phase 1 Results
Additionally, results from the completed dose escalation part of an investigator-sponsored Phase 1 trial (Study 2020-0123) conducted by The University of Texas MD Anderson Cancer Center were presented at the 2025 European Lung Cancer Conference (ELCC). This study evaluates JNJ-1900 (NBTXR3) in patients with locoregional recurrent, previously irradiated, inoperable NSCLC, thus exploring the opportunity to use JNJ-1900 (NBTXR3) in a re-irradiation setting. Twelve patients were evaluated for safety, feasibility and preliminary review of survival data:
•No JNJ-1900 (NBTXR3)-related dose-limiting toxicities and no Grade 3 or higher SAEs related to JNJ-1900 (NBTXR3) were reported
•Promising early efficacy signals were observed: a preliminary review of survival data showed 12-month LPFS of 64% (median 18.6 months) and 12-month OS of 83% (median 30.2 months)
These results support the feasibility and therapeutic potential of using JNJ-1900 (NBTXR3) in a re-irradiation setting, which represents a patient population with few effective treatment options. The expansion part is ongoing.

Pancreatic Cancer: Full Phase 1 Data and Study Expansion
In May 2025, Nanobiotix announced full data from its Phase 1 trial evaluating JNJ-1900 (NBTXR3) in patients with locally advanced or borderline resectable pancreatic cancer, a population with high unmet need. The study demonstrated in 22 patients:
F-3

•Median overall survival of 23.0 months vs 19.2 months from historical control1;
•Median local progression-free survival of 13.3 months ;
•CA19-9 normalization in 59% of patients ;
•Two patients with locally advanced pancreatic cancer (LAPC) achieved R0 surgical resection.
These results suggest that radiotherapy-activated JNJ-1900 (NBTXR3), after induction chemotherapy, may enhance local tumor control and improve the likelihood of successful resection. An expansion cohort combining JNJ-1900 (NBTXR3) with standard chemoradiation, after induction chemotherapy, was initiated in the first half of 2025.

Amendment of the License Agreement with J&J
In March 2025, Nanobiotix and J&J executed an amendment to the License Agreement which is transferring almost full financial responsibility for NANORAY-312, the ongoing global Phase 3 study evaluating JNJ-1900 (NBTXR3) for locally advanced head and neck cancer from Nanobiotix to J&J, less a small portion of costs that will remain covered by Nanobiotix. Nanobiotix continues to support the execution of NANORAY-312 during and after the sponsorship transition. Selected and limited future milestone obligations previously owed by J&J to Nanobiotix were reduced in consideration of this amendment.
1 An MD Anderson historical review of 144 patients with locally advanced pancreatic cancer (LAPC) treated at the same center showed a mOS of 19.2 months. Patients in the historical review received induction chemotherapy followed by RT with or without concurrent or maintenance chemotherapy (80% received RT with concurrent chemotherapy)

3. COMPANY ACTIVITY OVER THE SIX MONTHS ENDED 2025

3.1. Revenue and other income

Revenue and other income for the six month period ended June 30, 2025 was €26.6 million, compared to €9.3 million for the six months ended June 30, 2024, mainly driven by the revenue recognized in connection with the contract modification of Janssen Agreement.

As of June 30, 2025, the Total Revenue reached €24.9 million, composed of:
•the line ‘Services’ includes (i) a one-off positive revenue of €21.2 million directly attributable to the contract modification impact occurred during the first half of 2025, that counterbalances the negative revenue impact recognized in fiscal year 2024 : the amendments signed during the last quarter of 2024 had significantly reduced the transaction price of the license agreement as the R&D service performance obligation was replaced with a funding obligation for the Company towards Janssen, while the amendment letter executed in March 2025 did not impact the scope of the Company's performance obligations but increased the remaining transaction price of the global license agreement, (ii) and other ‘Services’ revenue linked to technology transfer and technical assistance recharge to Janssen for €0.4 million.
•€3.4 million of ‘Other Sales’ related to products clinical supplies to Janssen for the six-month period ended June 30, 2025.

For the six month period ended June 30, 2024, the €6.2 million Total Revenue mainly includes (i) ‘Services’ revenue linked to the assignment of the license to Janssen and the rendered R&D services in proportion of the completion of the ongoing studies, totaling €2.7 million; (ii) ‘Services’ revenue linked to technology transfer and technical assistance recharge for €1.1 million; (iii) and €2.4 million of ‘Other Sales’ related to products clinical supplies to Janssen.

Total other income amounts to €1.7 million for the period ended June 30, 2025 as compared to €3.1 million for the period ended June 30, 2024, the €1.4 million decrease mainly relating to (i) the research tax credit for €1.6 million, compared to €2.3 million for the period ended June 30, 2024, mainly due to the exclusion of a major vendor from the CIR scope and (ii) the services recharge in connection with the global trial collaboration agreement (or “GTCA”) totalling €26 thousand as compared to €0.5 million in the prior-year period.

For further details, see Note 16 - Revenues and other income to the unaudited interim condensed consolidated financial statements included in this report.

The components of our revenue and other income of the Company are set forth in the table below:

	For the six-month period ended June 30,
(in thousands of euros)	2025	2024
Services	21,522	3,787
Other sales	3,406	2,376
Total revenue	24,928	6,163
Research tax credit	1,616	2,334
Subsidies	67	36
Other	26	756
Total other income	1,710	3,126
Total revenue and other income	26,638	9,289
3.2 Operating Expenses

The operating expenses for the first half of 2025 totaled €25.8 million compared to €32.9 million in the first half of 2024. The relative weight of R&D and SG&A expenses as percentage of total operating expenses changed from 67% and 33%, respectively, in the first half of 2024 to 56% and 44% in the first half of 2025.

During the first half of 2025, the €7.5 million decrease of R&D expenses is mainly due to a decrease of €7.7 million of our purchases, sub-contracting and other expenses reflecting the transfer of sponsorship of the 312 study to Janssen, including the amendment of the Janssen Agreement signed in March 2025, resulting in the removal of funding obligations on the 312 study, partially offset by the increase of €0.2 million in R&D Payroll costs.

Overall, SG&A expenses slightly increased by €0.5 million, up to €11.3 million for the first half of 2025,compared to €10.8 million for the first half of 2024. This is due to SG&A payroll costs increase by €0.7 million related to social charges related on stock options granting occurred in June 2025 (vs July in 2024), which is partially offset by €0.4 million decrease related to litigation provision settlement.

	For the six-month period ended		For the six-month period ended
(in thousands of euros)	June 30, 2025	Relative weight	June 30, 2024	Relative weight
R&D expenses	14,529	56%	21,987	67%
SG&A expenses	11,294	44%	10,819	33%
Other operating income and expenses	7	—%	134	—%
Total operating expenses	25,829	100%	32,940	100%

3.3 Net Results

The operating result is an income of €0.8 million for the six-month period ended June 30, 2025 compared to a loss of €23.7 million for the same period in 2024. Operating result comprises revenue and other income and operating expenses. (See section II Note 16 - Revenue and other income and Note 17 - Operating Expenses to the unaudited interim condensed consolidated financial statements included in this report).

The financial result is a loss of €6.2 million for the six-month period ended June 30, 2025 compared to an income of €1.9 million for the same period in 2024. (See Section II Note 19 - Net financial income (loss) to the unaudited interim condensed consolidated financial statements included in this report).

The net loss for the six-month period ended June 30, 2025 amounts to €5.4 million compared to a net loss of €21.9 million for the same period in 2024.

4. FUTURE PROSPECTS

Nanobiotix is developing three nanoparticle-based therapy platforms. The first therapeutic candidate from the first platform, potential first-in-class radioenhancer JNJ-1900 (NBTXR3), is being developed and potentially commercialized in collaboration with global licensee J&J. Nanobiotix plans to leverage the sustainable revenue it expects to come from the development and, to the extent JNJ-1900 (NBTXR3) hits certain development and regulatory milestones, the commercialization of JNJ-1900 (NBTXR3) to further advance development of Curadigm and OOcuity.

The global licensing agreement between Nanobiotix and J&J established a framework for potential, complementary co-development of relevant indications in the near, medium, and long term. This framework includes the potential for Nanobiotix to lead new randomized Phase 2 JNJ-1900 (NBTXR3) studies, subject to a prior approval of J&J. The joint strategic committee (inter-clinical development body) will ultimately determine the next indications beyond the immediate operational priorities in locally-advanced head and neck squamous cell carcinoma (LA-HNSCC) and stage 3 NSCLC.

Nanobiotix Beyond the JNJ-1900 (NBTXR3) Collaboration

As the JNJ-1900 (NBTXR3) program moves toward the ultimate goal of significantly improving outcomes for patients with cancer around the world through the execution of NANORAY-312 sponsored by J&J from January 1, 2025, Nanobiotix plans to expand the impact of nanoparticle-based therapies in healthcare through continued development of Curadigm and OOcuity.

The Curadigm “Nanoprimer” platform features nanoparticles designed with specific physico-chemical properties that allow temporary occupation of the liver cells responsible for therapeutic clearance. This mechanism is intended to increase the blood bioavailability and subsequent accumulation of therapeutics in the targeted tissues, potentially providing the opportunity to increase the efficacy or decrease the toxicity of intravenously-administered medicines.

The OOcuity platform is based on the principle that nanoparticle materials can interact with and influence neuronal networks through their electrical properties, potentially enabling the modulation of malfunctioning neuronal networks toward a “normal” state, for example, by reducing the neuronal hyperexcitability associated with neuropathic pain.

5. MAIN RISKS AND UNCERTAINTIES FOR THE REMAINING SIX MONTHS

The Company estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from internal research, and are based on assumptions made by management, which management believes to be reasonable, based on such data and its knowledge of such industry and market. In addition, while management believes the market opportunity information included in this semi-annual report is generally reliable and is based on reasonable assumptions, such data and Company’s activities involve risks and uncertainties that the Company may face in the remaining six months of the financial year.

These main risks and uncertainties for the remaining six months are identical to those presented in the Company’s Annual Report on Form 20-F under “Item 3.D Risk Factors”, as amended, for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission on April 02, 2025 (copy available on the Company’s website (www.nanobiotix.com)).

6. TRANSACTIONS WITH RELATED PARTIES

Compensation of executive and supervisory board members has been implemented within this first half of 2025 according to applicable corporate governance law (See Section II Note 23 - Related Parties to the unaudited interim condensed consolidated financial statements included in this report) with no significant change compared to the terms during the financial year ended December 31, 2024. Such related-party transactions entered into during the financial year ended December 31, 2024 are mentioned in Note 23 to the consolidated financial statements for the financial year ended December 31, 2024 and Note 23 - Related parties to the unaudited interim condensed consolidated financial statements included in this report.

7. LIQUIDITY AND CAPITAL RESOURCES

7.1 Introduction

During the six-month period ended June 30, 2025, our operations have focused on our organization needs, manufacturing, financing and compliance costs, business development and maintaining our intellectual property portfolio and conducting preclinical studies and clinical trials.

Since our inception, we have consistently generated negative operating cash flows and we have financed our operations and growth primarily through successive capital increases, debt issuances, collaboration and license agreements and payment of research tax credit (CIR) receivables.

Nanobiotix’ ordinary shares have been traded on the Euronext Growth market of Euronext in Paris since September 10, 2012, and ADSs have traded on the Nasdaq Global Market in New York since December 20, 2020.

For more information about these financing agreements, please see Section II Note 13 - Financial Liabilities to the unaudited interim condensed consolidated financial statements included in this report.

7.2 Historical Changes in Cash Flows

The table below summarizes the cash inflows and outflows of the Company for the six months ended June 30, 2025 and 2024:

	For the six-month period ended
	June 30, 2025	June 30, 2024
Net cash flows from (used in) operating activities	(17,411)	(5,836)
Net cash flows from (used in) investing activities	(162)	(500)
Net cash flows from (used in) financing activities	(2,830)	(2,655)
Effect of exchange rates changes on cash	(515)	43
Net increase (decrease) in cash and cash equivalents	(20,919)	(8,948)

Cash Flows from / used in operating activities

Our net cash flows used in operating activities were €17.4 million and €5.8 million for the six-month period ended June 30, 2025 and 2024, respectively. The unfavorable change in cash flows used in operating activities of -€11.6 million is mainly driven by:
–a -€15.2 million net unfavorable impact resulting from lower cash inflows received from Janssen during the first half of 2025 as compared to the same period in 2024. Indeed, in the first half of 2024, the Group received the first Janssen milestone payment of €18,6 million, which results in a negative -€18.6 million effect, which is partially offset by higher cash collection from other revenues from Janssen for +3.4M€ between first half of 2025 and first half of 2024.
–partially offset by a +€3.6 million net favorable impact resulting from lower operating cash outflows during the first half of 2025 as compared to the same period in 2024, mainly related to the transfer of sponsorship of the 312 study to Janssen and to the removal of funding obligations of the study costs (see Note 17.1 - R&D operating expenses to the unaudited interim condensed consolidated financial statements included in this report)

Cash Flows from / used in investing activities

Our net cash flows used in investing activities for the six months ended June 2025 were €0.2 million mainly relating to acquisition of property, plant and equipment. (See Note 6 - Property, plant and equipment to the unaudited interim condensed consolidated financial statements included in this report).

For the six months ended June 30, 2024, net cash flows used in investing activities amounted to €0.5 million also relating to acquisition of property, plant and equipment.

Cash Flows from / used in financing activities

Our net cash flows used in financing activities were €2.8 million for the six months ended June 30, 2025 as compared with €2.7 million for the six months ended June 30, 2024.

Net cash flows used in financing activities for the six months ended June 30, 2025 were primarily attributable to loans reimbursement including interest for respectively €1.3 million to PGE, €0.2 million to EIB, €0.7 million to BPI and to payments related to lease liabilities €0.6 million.

Net cash flows used in financing activities for the six months ended June 30, 2024 were primarily attributable to loan reimbursement including interest for respectively €1.3 million to PGE, €0.5 million to EIB and €0.3 million to BPI and to payments related to lease liabilities €0.5 million.

7.3 Repayable advances, loans and lease liabilities

Repayable advances, loans and lease liabilities of the Company are displayed in Section II Note 13 - Financial liabilities to the unaudited interim condensed consolidated financial statements included in this report.

7.4 Operating Capital Requirements

Since our inception, we have recorded operating losses every year, due primarily to research and development expenses incurred in connection with our efforts to advance the Company’s development program for JNJ-1900 (NBTXR3). Our net losses were €5.4 million and €21.9 million for the six months ended June 30, 2025 and 2024, respectively.

As of June 30, 2025, we had €28.8 million of available cash and cash equivalents, consisting of cash and short-term bank deposits that are liquid and easily convertible within 3 months without penalty or risk of change in value (see Note 9. – Cash and cash equivalents to the unaudited interim condensed consolidated financial statements included in this report).

As of the date of authorization of the issuance of these unaudited interim condensed consolidated financial statements, the Company estimates, given its current cost structure and its projected expenditure commitments, that it should have sufficient funds to finance its activities into mid-2026. Accordingly, the Company’s current cash and cash equivalents will not be sufficient to cover its operating needs for at least the next 12 months following the date of issuance of these financial statements.

Based on its current business plan, the Company estimates that to meet its obligations over the next 12 months, it will require additional liquidity in the range of €8 to €10 million. These events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

This estimate is based on the Company’s current business plan and excludes (i) other expenses resulting from any potential in-licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue, (ii) any potential milestone payments that may be received or paid by the Company or potential additional financing. Besides, the Company may have based this estimate on incorrect assumptions and may have to use its resources sooner than anticipated.

To finance its activity, the Company needs to raise additional funds and is in active discussions regarding non-dilutive financing intended to meaningfully extend its cash runway beyond the 12 months.

In addition, further to the current discussions, the Company may seek to raise additional funds to achieve its development goals for its research and development programs through:
•other potential public or private securities offerings;
•potential strategic transactions such as business development partnerships; and
•R&D project subsidies.

The Company cannot guarantee that it will be able to obtain the necessary financing, through any of the foregoing measures or otherwise, to meet its needs or to obtain funds at acceptable terms and conditions, on a timely basis, or at all, especially taking into account the generally challenging environment for financing of biotech companies. If the Company is unable to obtain funding on a timely basis, it may be required to significantly curtail, delay or discontinue one or more of its research or development programs or the commercialization of any approved product or be unable to expand its operations or otherwise capitalize on its business opportunities, as desired, which would impair the Company’s prospects and business operations.

Our present and future funding requirements will depend on many factors, including, among other things:
•the number, size, progress, timing and completion of our clinical trials;
•the monitoring of capital allocation and incurred costs, including employee related staff costs;
•the number of potential new product candidates we identify and decide to develop, including through the development of our Curadigm and OOcuity platforms;

•the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties;
•the time and costs involved in obtaining regulatory approval for our product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these product candidates;
•selling and marketing activities undertaken in connection with the potential commercialization of future product candidates and costs involved in the creation of an effective sales and marketing organization; and
•the amount of revenue, if any, we may derive either directly or in the form of milestones or royalty payments from our existing or future partnership or collaboration agreements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONDENSED STATEMENTS OF CONSOLIDATED FINANCIAL POSITION
(Amounts in thousands of euros)

		As of
	Notes	June 30, 2025	December 31, 2024
ASSETS
Non-current assets
Intangible assets	5	13	7
Property, plant and equipment	6	4,863	5,538
Non-current financial assets	7	409	406
Total non-current assets		5,284	5,951
Current assets
Trade receivables	8.1	1,837	2,977
Other current assets	8.2	9,234	8,753
Cash and cash equivalents	9	28,818	49,737
Total current assets		39,889	61,466
TOTAL ASSETS		45,174	67,418

		As of
	Notes	June 30, 2025	December 31, 2024
LIABILITIES AND SHAREHOLDER’S EQUITY
Shareholders’ equity
Share capital	10.1	1,447	1,423
Premiums related to share capital	10.1	312,743	312,743
Accumulated other comprehensive income		686	712
Treasury shares		(228)	(228)
Reserve		(378,217)	(312,221)
Net loss for the period		(5,383)	(68,132)
Total shareholders’ equity		(68,952)	(65,704)
Non-current liabilities
Non-current provisions	11	479	432
Non-current financial liabilities	13	46,505	45,978
Non-current refund liabilities	14.4	4,105	27,778
Total non-current liabilities		51,089	74,187
Current liabilities
Current provisions	12	167	438
Current financial liabilities	13	4,735	4,924
Trade payables and other payables	14.1	11,639	20,036
Other current liabilities	14.2	7,000	7,543
Deferred income	14.3	50	61
Current contract liabilities	14.3	36,172	18,100
Current refund liabilities	14.4	3,273	7,835
Total current liabilities		63,037	58,935
Total Liabilities		114,126	133,122
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		45,174	67,418

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

INTERIM CONDENSED STATEMENTS OF CONSOLIDATED OPERATIONS
(Amounts in thousands of euros, except per share numbers)

		For the six-month period ended
	Notes	June 30, 2025	June 30, 2024
Revenues and other income
Revenues	16	24,928	6,163
Other income	16	1,710	3,126
Total revenues and other income		26,638	9,289
Research and development expenses	17.1	(14,529)	(21,987)
Selling, general and administrative expenses	17.2	(11,294)	(10,819)
Other operating incomes and expenses	17.5	(7)	(134)
Total operating expenses		(25,829)	(32,941)
Operating income (loss)		808	(23,652)
Financial income	19	645	3,386
Financial expenses	19	(6,831)	(1,463)
Financial income (loss)		(6,186)	1,924
Income tax		(6)	(144)
Net loss for the period		(5,383)	(21,872)
Basic loss per share (euros/share)	21	(0.11)	(0.46)
Diluted loss per share (euros/share)	21	(0.11)	(0.46)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

INTERIM CONDENSED STATEMENTS OF CONSOLIDATED COMPREHENSIVE LOSS
(Amounts in thousands of euros)

		For the six-month period ended
	Notes	June 30, 2025	June 30, 2024
Net loss for the period		(5,383)	(21,872)
Actuarial gains and losses on retirement benefit obligations (IAS 19)		—	—
Tax impact		—	—
Other comprehensive loss that will not be reclassified subsequently to income or loss		—	—
Currency translation adjustment		(26)	(2)
Tax impact		—	—
Other comprehensive loss that may be reclassified subsequently to loss		(26)	(2)
Total comprehensive loss		(5,409)	(21,874)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

INTERIM CONDENSED STATEMENT OF CONSOLIDATED CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of euros, except number of shares)

		Share capital Ordinary shares
	Notes	Number of shares	Amount	Premiums related to share capital	Accumulated other comprehensive income (loss)	Treasury shares	Reserve	Net loss for the period	Total shareholders’ equity
As of December 31, 2024		47,426,851	1,423	312,743	712	(228)	(312,221)	(68,132)	(65,704)
Net loss for the period		—	—	—	—	—	—	(5,383)	(5,383)
Currency translation adjustments		—	—	—	(26)	—	—	—	(26)
Actuarial gains and losses (IAS 19)	11	—	—	—	—	—	—	—	—
Total comprehensive loss		—	—	—	(26)	—	—	(5,383)	(5,409)
Allocation of prior period loss	10.1	—	—	—	—	—	(68,132)	68,132	—
Capital increase	10.1	809,820	24	—	—	—	(24)	—	—
Subscription of warrants	10.2	—	—	—	—	—	—	—	—
Share based payment	18	—	—	—	—	—	2,161	—	2,161
As of June 30, 2025		48,236,671	1,447	312,743	686	(228)	(378,217)	(5,383)	(68,952)

		Share capital Ordinary shares
	Notes	Number of shares	Amount	Premiums related to share capital	Accumulated other comprehensive income (loss)	Treasury shares	Reserve	Net loss for the period	Total shareholders’ equity
As of December 31, 2023		47,133,328	1,414	312,742	738	(228)	(276,810)	(39,700)	(1,843)
Net loss for the period		—	—	—	—	—	—	(21,872)	(21,872)
Currency translation adjustments		—	—	—	(2)	—	—	—	(2)
Actuarial gains and losses (IAS 19)	11	—	—	—	—	—	—	—	—
Total comprehensive loss		—	—	—	(2)	—	—	(21,872)	(21,874)
Allocation of prior period loss		—	—	—	—	—	(39,700)	39,700	—
Capital increase	10.1	293,523	9	—	—	—	(9)	—	—
Subscription of warrants	10.2	—	—	—	—	—	—	—	—
Share based payment	18	—	—	—	—	—	1,940	—	1,940
As of June 30, 2024		47,426,851	1,423	312,743	736	(228)	(314,578)	(21,872)	(21,777)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

INTERIM CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS
(Amounts in thousands of euros)

		For the six-month period ended
	Notes	June 30, 2025	June 30, 2024
Cash flows used in operating activities
Net loss for the period		(5,383)	(21,872)
Elimination of other non-cash, non-operating income and expenses
Depreciation and amortization	17.4	800	786
Provisions	12	(231)	(115)
Expenses related to share-based payments	18	2,161	1,940
Cost of net debt	19	842	1,101
Loss on disposal		—	8
Impact of discounting financial liabilities and amortized cost	19	2,365	37
Income tax expense		6	144
Other non cash income and expenses		392	—
Impact of the Janssen amendment on profit or loss	16	(19,823)	—
Cash flows from (used in) operations, before tax and changes in working capital		(18,873)	(17,970)
Tax Paid		(205)	(114)
Cash flow from (used in) operating activities after tax and before changes in working capital		(19,077)	(18,084)
(Increase) / Decrease in trade receivables	8.1	1,139	(2,214)
Receipt of research tax credit receivable	8.2	124	—
(Increase) / Decrease in other receivables	8.2	(620)	157
Increase / (Decrease) in trade and other payables	14.1	1,293	1,070
Increase / (Decrease) in other current liabilities	14.2	(260)	(436)
Increase in deferred revenues and contract liabilities	14.3	(11)	13,671
Changes in operating working capital		1,666	12,248
Net cash flows from (used in) operating activities		(17,411)	(5,836)
Cash flows from (used in) investing activities
Acquisitions of intangible assets	5	(8)	(2)
Acquisitions of property, plant and equipment	6	(150)	(489)
(Increase) / Decrease in non-current financial assets	7	(3)	(9)
Net cash flows from (used in) investing activities		(162)	(500)
Cash flows from (used in) financing activities
Increase in loans and conditional advances	13	—	—
Loans repayments	13.1	(1,926)	(1,525)
Payment of lease liabilities	13.1	(568)	(521)
Interest paid	13.1	(336)	(609)
Net cash flows from (used in) financing activities		(2,830)	(2,655)
Effect of exchange rates changes on cash		(515)	43
Net increase (decrease) in cash and cash equivalents		(20,919)	(8,948)
Net cash and cash equivalents at beginning of period		49,737	75,283
Net cash and cash equivalents at end of period	9	28,818	66,335

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2025

1. COMPANY INFORMATION

Nanobiotix, a société anonyme registered with the Paris registry of trade and companies under number 447 521 600 and having its registered office at 60 rue de Wattignies, 75012, Paris (“Nanobiotix” or the “Company” and, with its subsidiaries, the “Group”), is a late-stage clinical biotechnology company pioneering disruptive, nanophysics-based therapeutic approaches to the treatment of cancer and other major diseases with the express intent of favorably impacting the lives of millions of patients.
Incorporated in 2003, Nanobiotix is headquartered in Paris, France. The Company also has subsidiaries in Cambridge, Massachusetts (United States), Spain, and Germany. The Group has been listed on Euronext: Paris under the ticker symbol “NANO” since 2012 (ISIN: FR0011341205, Bloomberg Code: NANO:FP) and on the Nasdaq Global Select Market in the United States under the ticker symbol “NBTX” since December 2020.

The Group is the owner of more than 25 patent families associated with three nanotechnology platforms: 1) radioenhancer platform, from which JNJ-1900 (NBTXR3) is the first product candidate, designed to physically destroy tumor cells locally and prime immune response systemically; 2) Curadigm nanoprimer platform designed to redefine the design and application of therapeutic classes challenged by liver clearance; and 3) OOcuity neurological disease program.

The Company’s efforts are concentrated on advancing JNJ-1900 (NBTXR3).

Significant events of the period

Amendment to the Janssen agreement

An amendment of the Janssen Agreement has been signed as of March 17, 2025 with Janssen; this amendment of the global licensing agreement partially removes the Company’s funding obligation for NANORAY-312 and releases Janssen from select future milestone payments, while facilitating the Company’s path to sustainable cash flow through significant potential milestone payments over the next few years.
Total expected payments under the agreement related to the Janssen Agreement is adjusted from approximately $2.7 billion to approximately $2.6 billion:
•Revisions to potential future milestone payments in the amendment total $105 million while maintaining eligibility to hundreds of millions in the next 2-3 years potential milestone payments related to the first two programs (cisplatin-ineligible head and neck cancer and stage 3 unresectable lung cancer),
•Beyond the hundreds of millions of the next 2-3 years potential milestone payments for the first two programs to the extent JNJ-1900 (NBTXR3) will hit the related milestone events , the remainder of the $2.6 billion is related to medium-to-long-term potential development, regulatory, and sales milestones for the first two programs and potential payments for new indications that may be developed by Janssen, and
•There are no changes to the potential $220 million per new indication that may be developed by Nanobiotix, and potential royalties expected from commercial sales of JNJ-1900 (NBTXR3) remain in the low 10s to low 20s. Potential payments for new indications that may be developed by the Company are in addition to the $2.6 billion deal value, next to potential related royalties.

The amendment provides that Janssen will assume almost full financial responsibility for NANORAY-312, the ongoing pivotal Phase 3 trial through completion,, less a small portion of costs that will remain covered by the Company, allowing the Company to strengthen its financial position.

For further details, see Note 16 - Revenues and other Income.

2. General information, statement of compliance and basis of presentation

The unaudited interim condensed consolidated financial statements as of June 30, 2025 and for the six-month period ended June 30, 2025 were prepared under the supervision of the management of the Company and were submitted by the Executive Board to the review of the Supervisory Board.

All amounts in the unaudited interim condensed consolidated financial statements are presented in thousands of euros, unless stated otherwise. Some figures have been rounded. Accordingly, the totals in some tables may not be the exact sums of component items.

The unaudited interim condensed consolidated financial statements of the Company have been prepared in compliance with IAS 34 – “Interim Financial Reporting” which provides for the presentation of selected explanatory notes. As they are unaudited interim condensed consolidated financial statements, the accompanying notes do not contain all the disclosures required for annual consolidated financial statements and should therefore be read in conjunction with the Company’s consolidated financial statements prepared in accordance with IFRS ® Accounting Standards, as of and for the year ended December 31, 2024.

The preparation of the unaudited interim condensed consolidated financial statements in accordance with IAS 34 – “Interim Financial Reporting” requires the use of estimates and assumptions that affect the amounts and information disclosed in the condensed consolidated financial statements. See Note 3.2 Use of judgement, estimates and assumptions.

The accounting principles used to prepare the unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2025 are identical to those used for the year ended December 31, 2024 except for the standards listed below that required adoption in 2025.

Standards, amendments to existing standards and interpretations published by the IASB whose application has been mandatory since January 1, 2025

The application of standards, amendments to existing standards and interpretations whose application has been mandatory since January 1, 2025 in the European Union primarily concern:
■Amendment to IAS 21 Lack of Exchangeability, the Effects of Changes in Foreign Exchange Rates.

This amendment had no material impact on the Company’s unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2025.

Standards, amendments to existing standards and interpretations published by the IASB whose application is not yet mandatory

The new standards, interpretations and amendments to existing standards that have been published but are not yet applicable are:
■Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments – as of January 1, 2026
■Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity – as of January 1, 2026
■Annual Improvements to IFRS Accounting Standards, as of January 1, 2026– Amendments to:
•IFRS 1 First-time Adoption of International Financial Reporting Standards;
•IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7;
•IFRS 9 Financial Instruments;
•IFRS 10 Consolidated Financial Statements; and
•IAS 7 Statement of Cash flows
■New standard – IFRS 18 – Presentation and Disclosure in Financial Statements – as of January 1, 2027
■New standard – IFRS 19 – Subsidiaries without Public Accountability: Disclosures– as of January 1, 2027

The Company is currently assessing the applicability and impact of these new standards, interpretations and amendments.

Seasonality of the Company’s activities

According to IAS 34 – “Interim Financial Reporting”, an entity whose business is highly seasonal should present financial information for the twelve months up to the end of the interim period and additional comparative information for the prior twelve-month period in the interim condensed consolidated financial statements in order to provide a better understanding and comparison of its interim consolidated financial statements.

As mentioned in Note 16 Revenue and other income, as most of the income from the Company is generated by ongoing contracts that primarily depend on performance obligations not correlated to seasonal trends, it is considered that the Company activities are not seasonal.

Therefore, the following unaudited interim condensed consolidated financial statements and corresponding notes will not include comparative information other than that mentioned in IAS 34.20.

Going Concern

From inception, the Company has financed its growth through successive capital increases, debt, collaboration and license agreements and payment of research tax credit (CIR) receivables. The Company continues to pursue its research and development activities for its product candidates.

The Company has incurred operating losses and negative cash flows from operations since inception due to the innovative nature of the product candidates it is developing, which necessitates a research and development phase spanning multiple years. The Company does not expect to generate revenue from product sales in the near future.

In March 2025, the Company and Janssen executed an amendment to the License Agreement. The amendment provides that Janssen will assume almost full financial responsibility for NANORAY-312, the ongoing pivotal Phase 3 trial through completion, less a small portion of costs that will remain covered by the Company, allowing the Company to extend its cash runway and to reduce its operating cash outflows post this amendment, including the period beyond mid-2026.

As of June 30, 2025, the Company had €28.8 million of available cash and cash equivalents, consisting of cash and short-term bank deposits that are liquid and easily convertible within 3 months without penalty or risk of change in value (see Note 9. – Cash and cash equivalents).

As of the date of authorization of the issuance of these interim condensed consolidated financial statements, the Company estimates, given its current cost structure and its projected expenditure commitments, that it should have sufficient funds to finance its activities into mid-2026. Accordingly, the Company’s current cash and cash equivalents will not be sufficient to cover its operating needs for at least the next 12 months following the date of the issuance of these financial statements.

Based on its current business plan, the Company estimates that to meet its obligations over the next 12 months, it will require additional liquidity in the range of €8 to €10 million. These events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

This estimate is based on the Company’s current business plan and excludes (i) other expenses resulting from any potential in-licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue, (ii) any potential milestone payments that may be received or paid by the Company or potential additional financing. The Company may have based this estimate on incorrect assumptions and may have to use its resources sooner than anticipated.

To finance its activities beyond mid-2026, the Company needs to raise additional funds and is in active discussions regarding non-dilutive financing, intended to meaningfully extend its cash runway beyond the 12 months.

In addition, further to the current discussions, the Company may seek to raise additional funds to achieve its development goals for its research and development programs through:
•other potential public or private securities offerings,
•potential strategic transactions such as business development partnerships; and
•R&D project subsidies.

Based on the above, the interim condensed consolidated financial statements as of and for the six-month period ended June 30, 2025, have been prepared on a going concern basis assuming the Company will continue to operate for the foreseeable future and to address its liquidity challenges by pursuing activities to generate additional cash inflows and by closely managing its operating expenditures. As such, they do not include any adjustments related to the value or classification of assets and liabilities that may be required if the Company were not able to continue as a going concern.

The Company cannot guarantee that it will be able to obtain the necessary financing, through any of the foregoing measures or otherwise, to meet its needs or to obtain funds at acceptable terms and conditions, on a timely basis, or at all, especially considering the generally challenging environment for financing of biotech companies. If the Company is unable to obtain funding on a timely basis, it may be required to significantly curtail, delay or discontinue one or more of its research or development programs or the commercialization of any approved product or be unable to expand its operations or otherwise capitalize on its business opportunities, as desired, which would impair the Company’s prospects and business operations.

3. Consolidated principles and methods

3.1 BASIS OF CONSOLIDATION

Consolidated entities

As of June 30, 2025, the consolidation scope is comprised of one parent entity and is similar to that of December 31, 2024 as Nanobiotix S.A. has three wholly owned subsidiaries:
•Nanobiotix Corp., incorporated in the State of Delaware in September 2014 and located in the USA,
•Nanobiotix Germany GmbH, created in October 2017 and located in Germany,
•Nanobiotix Spain S.L.U., created in December 2017 and located in Spain.

Accordingly, the unaudited interim condensed consolidated financial statements as of June 30, 2025 include the operations of each of these subsidiaries, to the extent applicable, from the date of their incorporation.

Foreign currency transactions

The unaudited interim condensed consolidated financial statements are presented in thousands of euros, which is the Group’s presentation currency and the functional currency of the parent company, Nanobiotix S.A.

The financial statements of consolidated foreign subsidiaries whose functional currency is not the euro are translated into euros for statement of financial position items at the closing exchange rate for the statement of financial position, whereas, items of the statement of operations, statement of comprehensive loss and statement of cash flow are converted at the average exchange rate for the period presented, except where this method cannot be applied due to significant exchange rate fluctuations during the applicable period.

The dollar-to-euro exchange rate used in the unaudited interim condensed consolidated financial statements to convert the Group transactions denominated in US dollars were a closing of $1.1720 as of June 30, 2025 and an average of $1.0930 for the six-month period ended June 30, 2025 compared with $1.0705 and $1.0812 respectively, as of and for the six-month period ended June 30, 2024 (source: Banque de France).

The resulting currency translation adjustments are recorded in other comprehensive income (loss) as a cumulative currency translation adjustment.

3.2. USE OF JUDGEMENT, ESTIMATES AND ASSUMPTIONS

The preparation of unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires the use of estimates and assumptions that affect the amounts and information disclosed in the financial statements. The estimates and judgments used by management are based on historical information and on other factors, including expectations about future events considered to be reasonable given the circumstances. These estimates may be revised where the circumstances on which they are based change.

Consequently, actual results may vary significantly from these estimates under different assumptions or conditions. A sensitivity analysis may be presented if the results differ materially based on the application of different assumptions or conditions. The main items affected by the use of estimates are share-based payments, deferred tax assets, clinical trials accruals, revenue recognition and the measurement of financial instruments (fair value and amortized costs).

Measurement of share-based payments

The Company measures the fair value of stock options (OSA), founders’ warrants (BSPCE), warrants (BSA) and free shares (AGA) granted to employees, members of the Executive and Supervisory Board and consultants based on actuarial models. These actuarial models require that the Company use certain calculation assumptions with respect to characteristics of the grants (e.g., option vesting terms) and market data (e.g., to determine expected share volatility) (See Note 18 - Share-based payments).

Deferred tax assets

Deferred taxes are recognized for temporary differences arising from the difference between the tax basis and the accounting basis of the Company’s assets and liabilities that appear in its financial statements. The primary source of deferred tax assets are related to the tax losses that can be carried forward or backward, depending on the jurisdiction. Enacted tax rates are used to measure deferred taxes.

The deferred tax assets are recorded in the accounts only to the extent that it is probable that the future profits will be sufficient to absorb the losses that can be carried forward or backward. Considering its stage of development, which does not allow for sufficiently reliable income projections to be made, the Company has not recognized deferred tax assets in relation to tax losses carry forwards in the statements of consolidated financial position.

Clinical trial accruals

Clinical trial expenses, although not yet billed in full, are estimated quarterly for each study and a provision is recognized accordingly. (See Note 14.1 - Trade and other payables for information regarding the clinical trial accruals as of June 30, 2025 and December 31, 2024).

Revenue recognition

In order to determine the amount and timing of revenue under the contract with customers, the Company is required to use significant judgments, mainly with respect to identifying performance obligations of the Company, determining the stand alone selling price of the performance obligations, the transaction price allocation and the timing of satisfaction of support services provided to customers.

Determining the distinctiveness of performance obligations — A promised good or service will need to be recognized separately in revenue if it is distinct as defined in IFRS 15. In determining whether the performance obligation is separate, the Company analyses if (i) the good or service is distinct in absolute terms, i.e. it can be useful to the customer, either on its own or in combination with resources that the customer can obtain separately; and if (ii) the good or service is distinct in the context of the contract, i.e. it can be identified separately from the other goods and services in the contract because there is not a high degree of interdependence or integration between this element and the other goods or services promised in the contract. If either of these two conditions is not met, the good or service is not distinct, and the Company must group it with other promised goods or services until it becomes a distinct group of goods or services.

Allocation of transaction price to performance obligations — A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. For contracts with multiple performance obligations, the Company allocates the contract’s transaction price to each performance obligation using our best estimate of the standalone selling price of each distinct good or service in the contract.

Variable consideration — Due to the nature of the work required to be performed on many of the Company’s performance obligations, the estimation of total revenue and cost at completion is complex, subject to many variables and requires significant judgment. It is common for the collaboration and license agreements to contain variable consideration that can increase the transaction price. Variability in the transaction price arises primarily due to milestone payments obtained following the achievement of specific milestones (e.g., scientific results or regulatory or commercial approvals). The Company includes the related amounts in the estimated transaction price as soon as their receipt is highly probable. The effect of the increase of the transaction price due to milestones payments is recognized as an adjustment to revenue on a cumulative catch‑up basis.

Revenue recognized over time and input method — Some of the Company’s performance obligations are satisfied over time as work progresses, thus revenue is recognized over time, using an input measure of progress as it best depicts the transfer of control to the customers.

Contract modification — The Company accounts for a contract modification as if it were a part of the existing contract if the remaining goods or services are not distinct and, therefore, form part of a single performance obligation that is partially satisfied at the date of the contract modification. The effect that the contract modification has on the transaction price, and on the entity's measure of progress towards complete satisfaction of the performance obligation, is recognized as an adjustment to revenue at the date of the contract modification (i.e. on a cumulative catch-up basis). The Company is required to use significant judgments with respect to identifying and determining the amended standalone selling price of the performance obligations, the transaction price allocation and the adjusted timing of satisfaction of the remaining services provided to customers.

See Note 16 - to the Company’s consolidated financial statements as of and for the year ended December 31, 2024 for additional detail regarding the Company’s accounting policies and specific judgments made with regard to revenue recognition, and for its additional sources of revenue and other income.

Measurement of financial assets and liabilities

At the renegotiation date in October 2022, the fair value measurement of the EIB loan required the Company to determine:

–the discount rate of the new liability executed in October 2022. The discount rate reflects the company’s credit risk at the Amendment Agreement date as well as a premium to reflect uncertainties associated with the timing and the amount of the royalties’ payment. The Company involved external financial instruments valuation specialists to support in determining the average discount rate;

–the amount of additional interest (“royalties”, as defined by the royalty agreement with EIB) that will be due according to the loan agreement during a royalty calculation period commencing upon commercialization. The royalties due during this period will be determined and calculated based on the number of tranches that have been withdrawn and will be indexed to annual sales turnover relating to JNJ-1900 (NBTXR3) through specific Company’s license agreement. For the purpose of measuring the fair value of the EIB loan, the Company forecasts expected sales relating to JNJ-1900 (NBTXR3) during the royalty period, taking into consideration the operational assumptions such as market release dates of the products, growth and penetration rate in each market. (see Notes 4.4 - Financing Agreement with the European Investment Bank (“EIB”) and 13 - Financial liabilities to the Company’s consolidated financial statements as of and for the year ended December 31, 2024, for details about this loan and the accounting treatment applied).

Subsequent to the estimate of the fair value of the EIB loan performed at the renegotiation date, the debt has been measured at amortized cost based on the revised best estimate of the future cash flows related to the debt at each closing date. Accordingly, the Company determines the amount of additional interest as described above. Any subsequent adjustment of flows indexed to turnover are discounted at the original effective interest rate and the adjustment is recognized in profit or loss under the “catch-up” method. As of June 30, 2025, the fair value measurement of the EIB loan has been reassessed by the Company for disclosure purpose.

4. Significant transactions

The significant transactions are those described in the consolidated financial statements prepared in accordance with IFRS ® Accounting Standards for the year ended December 31, 2024, except regarding the Janssen Amendment Agreement which was signed on March 17, 2025 and described in Note 1 - Company Information and Note 16 - Revenues and Other Income.

5. Intangible assets

The change in intangible assets breaks down as follows:

(in thousands of euros)	As of December 31, 2024	Increases	Decreases	Transfer	As of June 30, 2025
Patents	65	7	—	—	72
Software	669	1	—	—	669
Gross book value of intangible assets	734	8	—	—	742
Patents	(65)	—	—	—	(65)
Software	(662)	(2)	—	—	(663)
Accumulated depreciation of intangible assets (1)	(727)	(2)	—	—	(729)
Net book value of intangible assets	7	6	—	—	13
(1)Expenses for the period are detailed in Note 17.4 Depreciation, amortization and provisions expenses

No impairment losses were recognized in application of IAS 36 - Impairment of Assets in the period presented.

6. Property, plant and equipment

The change in property, plant and equipment is as follows:

(in thousands of euros)	As of December 31, 2024	Increases	Decreases	Other movements & transfer.	Currency translation	As of June 30, 2025
Fixtures, fittings and installations	3,390	65	—	—	—	3,455
Right of use – Buildings	9,026	—	—	(92)	—	8,934
Technical equipment	2,492	61	—	—	—	2,553
Office and IT equipment	1,258	25	(105)	—	(5)	1,173
Tangible assets in progress	141	—	(3)	—	—	138
Prepayments on tangible assets	250	—	—	—	—	250
Gross book value of tangible assets	16,559	150	(108)	(92)	(5)	16,504
Fixtures, fittings and installations	(2,582)	(134)	—	—	—	(2,716)
Right of use – Buildings	(5,473)	(522)	—	65	—	(5,929)
Technical equipment	(1,945)	(90)	—	—	—	(2,035)
Office and IT equipment	(1,021)	(52)	108	—	4	(961)
Accumulated depreciation of tangible assets(1)	(11,021)	(798)	108	65	4	(11,641)
Net book value of tangible assets	5,538	(647)	—	(27)	(1)	4,863
(1)Expenses for the period are detailed in Note 17.4 Depreciation, amortization and provisions expenses
No impairment losses were recognized in application of IAS 36 - Impairment of Assets in the period presented.

7. Non-current financial assets

The change in non-current financial assets breaks down as follows:

(in thousands of euros)	Security deposits paid
Net book value as of Net book value as of December 31, 2024	406
Additions	3
Decreases	—
Reclassification	—
Currency translation adjustments	(1)
Net book value as of June 30, 2025	409

8. Trade receivables and other current assets

8.1 TRADE RECEIVABLES

	As of
(in thousands of euros)	June 30, 2025	December 31, 2024
Trade receivables	1,837	2,977
Trade receivables	1,837	2,977
As of June 30, 2025, trade receivables balance mainly relates to Janssen revenue not yet collected, which is comprised of product supplies for 1.7 million.

8.2 OTHER CURRENT ASSETS

Other current assets break down as follows:

	As of
(in thousands of euros)	June 30, 2025	December 31, 2024
Research tax credit receivable	4,792	3,369
VAT receivable	1,185	1,104
Prepaid expenses	1,925	3,195
Other receivables	1,332	1,085
Other current assets	9,234	8,753

As of June 30, 2025, €1.9 million prepaid expenses mainly relate to research agreements with MD Anderson for €1.1 million as compared to €1.2 million as of December 31, 2024, €0.8 million related to invoices received for third party services beyond the current closing period, mainly related to IT, insurance and other invoices related to annual administrative contracts as compared to €1.1 million as of December 31, 2024, and €46 thousand related to purchases of clinical product not yet consumed as of closing date as compared to €0.6 million as of December 31, 2024, this significant decrease is explained by the sales dynamics of clinical products sold.

Other receivables increased by €0.2 million and mainly comprised of advance payments to suppliers amounting of €1.3 million as of June 30, 2025, as compared to €1.1 million as of December 31, 2024. Most of these advance payments have been made to Contract Research Organization (CRO) and to Clinical Services Providers in connection with the execution of the clinical trial NANORAY-312.

Research tax credit

The Company is eligible for the Research Tax Credit - CIR (Crédit d’Impôt Recherche) issued by the French and U.S. tax authorities.

The change in research tax credit receivables breaks down as follows:

(in thousands of euros)
Receivable as of December 31, 2024	3,369
2025 research tax credit – Nanobiotix S.A. (1)	1,616
2025 research tax credit – Nanobiotix Corp (1)	(69)
Receipt of 2024 research tax credit - Nanobiotix Corp	(124)
Receivable as of June 30, 2025	4,792
(1) See Note 16 - Revenue and other income.

9. Cash and cash equivalents

Cash and cash equivalent break down as follows:

	As of
(in thousands of euros)	June 30, 2025	December 31, 2024
Cash and bank accounts	4,693	5,309
Short-term bank deposits	24,125	44,427
Net Cash and cash equivalents	28,818	49,737

As of June 30, 2025, net cash and cash equivalents decreased by €20.9 million as compared to December 31, 2024.

The short-term bank deposits correspond exclusively to term deposit transactions that have been settled in July 2025.

10. Share Capital

10.1 CAPITAL ISSUED

Detail of share capital transactions

(in thousands or number of shares)	Nature of transaction	Share Capital	Premiums related to share capital	Number of shares
December 31, 2024		1,423	312,743	47,426,851
June 27, 2025	Capital increase AGA 2023-P1 and AGA 2023-P2	24	—	809,820
June 30, 2025		1,447	312,743	48,236,671

As of June 30, 2025, the share capital was €1,447 thousand divided into 48,236,671 fully paid up ordinary shares, each with a par value of €0.03.

Allocation of prior period (loss)

The negative net result for the year 2023 of €68.1 million has been fully allocated to reserves.

10.2 FOUNDER’S WARRANTS, WARRANTS, STOCK OPTIONS AND FREE SHARES

As of June 30, 2025, there are three different types of securities and other valid instruments entitling their holders to a stake in the Company's share capital: warrant (bons de souscription d’actions or BSA), founders’ warrant (bons de souscription de parts de créateur d’entreprise or BSPCE) and stock option (options de souscription ou d’achat d’actions or OSA).

Stock options

At a meeting on February 18, 2025, the Executive Board, acting pursuant to delegations granted by the Company’s shareholders’ meeting held on May 28, 2024, granted to certain employees of the Group 8,000 stock options, each giving its holder the right to subscribe one ordinary share, each with a par value of €0.03 and at a price of €3.36 (share premium included). Such stock options are governed by the 2025 stock option plan, adopted by the Executive Board on February 18, 2025 (the “2025 Stock Option Plan”).

The ordinary stock options are exercisable as follows:
▪up to one-third of the ordinary stock options as from February 18, 2026;
▪ an additional one-third of the ordinary stock options as from February 18, 2027,
▪ the balance, i.e., one-third of the ordinary stock options as from February 18, 2028, subject to, for each increment, a continued service condition, and in any case, no later than 10 years after the date of grant, it being specified that stock options which have not been exercised by the end of this 10-year period will be forfeited by law.

At a meeting on May 16, 2025, the Executive Board, acting pursuant to delegations granted by the Company’s shareholders’ meeting held on May 28, 2024,, granted to certain employees of the Group and members of the Executive Board 1,241,005 stock options, each giving its holder the right to subscribe one ordinary share, each with a par value of €0.03 and at a price of €2.97 (share premium included). Such stock options are governed by the 2025 Stock Option Plan.

The ordinary stock options are exercisable as follows:
▪up to one-third of the ordinary stock options as from May 16, 2026;
▪ an additional one-third of the ordinary stock options as from May 16, 2027,
▪ the balance, i.e., one-third of the ordinary stock options as from May 16, 2028, subject to, for each increment, a continued service condition, and in any case, no later than 10 years after the date of grant, it being specified that stock options which have not been exercised by the end of this 10-year period will be forfeited by law.

Free Shares

No free shares were granted in the first half of 2025.

As of June 30, 2025, the assumptions related to the estimated vesting of the founders’ warrants, the warrants and performance stock options have been updated (See Note 18 Share-based payments).

11. Retirement Obligations

(in thousands of euros)	As of December 31, 2024	Increases	Decreases	Currency translation adjustments	As of June 30, 2025
Lump-sum retirement benefits	432	47	—	—	479
Total Non-current provisions	432	47	—	—	479

The assumptions used to measure lump-sum retirement benefits as of June 30, 2025 remain unchanged from the assumptions used as of December 31, 2024. See Note 11 - Retirement Obligations to the consolidated financial statements as of and for the period ended December 31, 2024.

12. Provisions

(in thousands of euros)	As of December 31, 2024	Increases	Decreases(1)	Currency translation adjustments	As of June 30, 2025
Provisions for disputes	341	7	(230)	—	118
Provisions for charges	96	42	(90)	—	49
Total current provisions	438	49	(320)	—	167
(1)See Note 17.4 Depreciation, amortization and provision expenses for the nature of these decreases
Provisions for disputes exclusively include ongoing employee disputes. The €0.2 million net decrease recorded in the first half of 2025 resulted from the settlement of disputes.

    13. Financial liabilities

13.1 DETAILS OF FINANCIAL LIABILITIES

	As of
(in thousands of euros)	June 30, 2025	December 31, 2024
Lease liabilities – Short term	1,247	1,261
Repayable BPI loan advances – Short term	535	689
PGE loans *	2,522	2,543
EIB loan – Short term	430	430
Total current financial liabilities	4,735	4,924
Lease liabilities – Long term	2,385	2,969
Repayable BPI loan advances – Long term	759	1,258
PGE loans *	307	1,547
EIB loan – Long term	43,054	40,204
Total non-current financial liabilities	46,505	45,978
Total financial liabilities	51,240	50,902
(*)”PGE”or in French “Prêts garantis par l’Etat” are state-guaranteed loans

The table below shows the detail of changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

(in thousands of euros)	Lease Liabilities	Repayable BPI Loan Advances		PGE Loans		EIB Loan	Total
		Bpifrance advance	Curadigm Bpi advance	HSBC “PGE”	Bpifrance “PGE”
As of December 31, 2024	4,230	1,606	342	1,891	2,198	40,635	50,902
Principal received	—	—	—	—	—	—	—
Decrease in loans and conditional advances	—	(600)	(75)	(626)	(626)	—	(1,927)
Interest paid	(69)	—	—	(11)	(22)	(233)	(335)
Payment of lease liabilities	(568)	—	—	—	—	—	(568)
Cash flows used in financing activities	(637)	(600)	(75)	(638)	(648)	(233)	(2,831)
Indexation effect on current lease commitment	—	—	—	—	—	—	—
Impact of discounting and catch-up	—	3	8	(4)	(1)	(1,036)	(1,031)
Accumulated fixed interest expense accrual	38	10	—	11	21	742	822
Accumulated variable interest expense accrual	—	—	—	—	—	3,377	3,377
Non-cash from financing activities	38	13	8	7	19	3,083	3,169
As of June 30, 2025	3,632	1,019	275	1,260	1,569	43,484	51,240
Of which Current	1,247	438	97	1,260	1,262	430	4,735
Of which Non-Current	2,385	581	178	—	307	43,054	46,505

Lease Liabilities

Lease liabilities correspond to the discounted amount of the rentals to be paid over the lease terms for all outstanding contracts falling within the scope of IFRS 16. For the period presented, the main contracts relate to the buildings rented in Paris and in Villejuif.

Repayable BPI loan advances

The Company received repayable advance from Banque Publique d’Investissement (“Bpifrance”, formerly known as “OSEO Innovation”). The advance bears 1.56% interest. The repayment of the period amounts to €0.6 million while the amount to be reimbursed corresponds to €1.0 million (as detailed in table Note 13.2 - Due dates of the financial liabilities below).

In June 2020, the Company obtained a €0.5 million conditional advance from Bpifrance, €0.4 million of which was received at the signature date. The advance is interest-free. The repayment of the period amounts to €0.1 million while the amount to be reimbursed corresponds to €0.3 million (as detailed in table Note 13.2 - Due dates of the financial liabilities below).

PGE loan (“Prêts Garantis par l’Etat”)

The Company announced in June 2020 that it has received approval for financing from both HSBC and Bpifrance for €5 million each in the form of state-guaranteed loans (“Prêts Garantis par l’Etat”, or “PGE” in France).
This loan is booked at amortized cost using an effective interest rate of 0.31%. Reimbursement of the loan started in September 2022 and will continue through mid-2026.

For the six month period ended June 30, 2025, €0.6 million was repaid on the HSBC PGE loan.

On July 10, 2020, the Company entered into the second €5 million PGE loan with Bpifrance (the ‘‘Bpifrance PGE Loan’’). The Bpifrance PGE loan has a 6-year term and is 90% guaranteed by the French State. Starting after its first year anniversary, the Bpifrance PGE loan bears an interest rate of 2.25% per annum, inclusive of an annual State guarantee fee of 1.61% per annum. The principal and interest of the Bpifrance PGE loan is being reimbursed in 20 quarterly installments as from October 31, 2021 through July 26, 2026.

For the six month period ended June 30, 2025, €0.6 million was repaid on the Bpifrance PGE loan.

EIB loan

As of June 30, 2025, the Company accounted for the debt at amortized cost using the original effective interest rate (“EIR”) of 21.3% and adjusting the estimated debt outflows in accordance with the revised forecasts of annual sales turnover relating to JNJ-1900 (NBTXR3) through specific Company’s license agreement (value and timing).

The EIB loan amounts to €43.5 million as of June 30, 2025 compared to €40.6 million as of December 31, 2024. The increase of €2.8 million over the six months ended June 30 2024 comprises:

•Fixed and variable interest expenses accrual for an amount of €4.1 million which are partially offset by
•the interest repayments of €0.2 million in accordance with the repayment schedule
•the P&L net positive impact of accretion and discounting on EIB loan of €1.0 million corresponding to :
(i) the decrease in estimated debt outflows beyond 2024 - before discounting effect - for €2.4 million positive P&L effect
(ii) partially offset by - €1.4 million of discounting negative effect).

As of June 30, 2025 the fair value of the debt is estimated at €46.5 million. The Company estimated the fair value of the debt using the same methodology as the one performed at renegotiation date. In doing so, the Company kept the same assumption of CCC credit rating. However, essentially because of a increase in spreads observed as of June 30, 2025 (compared to December 2024), the estimated fair market rate was estimated at 19.2%.

13.2 DUE DATES OF THE FINANCIAL LIABILITIES

The due dates for repayment of the financial liabilities at their nominal value and including fixed rate interests and future variable interest payments have been estimated based on the milestone and royalties forecasts at the reporting date are as follows:

	As of June 30, 2025
(in thousands of euros)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Bpifrance	442	595	—	—	1,037
Curadigm interest-free Bpifrance advance	100	200	25	—	325
HSBC “PGE” (1)	1,266	—	—	—	1,266
Bpifrance “PGE” (1)	1,275	314	—	—	1,589
EIB fixed rate loan	467	22,027	44,891	30,366	97,751
Lease liabilities	1,282	1,707	866	—	3,855
Total	4,831	24,843	45,781	30,366	105,822
(1) The Company plans according to contractual terms to reimburse the two “PGE” (“Prêts garantis par l’Etat” or state-guaranteed loans) from HSBC and BPI over 5 years with a deferral of 1 year (last reimbursement being in 2026).

	As of December 31, 2024
(in thousands of euros)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Bpifrance	800	837	—	—	1,637
Curadigm interest-free Bpifrance advance	100	200	75	—	375
HSBC “PGE” (1)	1,272	631	—	—	1,903
Bpifrance “PGE” (1)	1,289	948	—	—	2,237
EIB fixed rate loan	467	19,942	40,784	39,196	100,389
Lease liabilities	1,282	2,131	866	216	4,495
Total	5,210	24,689	41,725	39,412	111,036
(1) The Company plans according to contractual terms to reimburse the two “PGE” (“Prêts garantis par l’Etat” or state-guaranteed loans) from HSBC and BPI over five years with a deferral of 1 year (last reimbursement being in 2026).

The debt obligations indicated above relate to the fixed and variable rate interests and principal payable on repayable advances, the interest-free Bpifrance loan, EIB loan, PGE loans and the lease liabilities. These amounts reflect the committed amounts under those contracts as of June 30, 2025.

As of June 30, 2025, the table above indicates that the EIB loan's total expected cash outflows (undiscounted) is €97.8 million, which includes :
•€33.7 million for the principal and fixed rate interest to be paid over the term of the loan,
•€19.0 million remaining milestones to be prepaid under the following mechanisms:
•should the company secure future non-dilutive capital through the execution of any business development deal, an accelerated redemption of this milestone payment would be triggered resulting in a prorated payment amount not exceeding 10% of any upfront or milestone payment received by the Company; and
•should the Company contract future equity or debt financing transactions which will require prepayments equal to a tiered low single digit percentage of raising up to an aggregate of €100 million, on a cumulative basis, increasing to a mid-single digit percentage for such financings greater than €100 million.
•€45.1 million for the estimated royalty payments to be made in the future, based on the forecasted sales expected to be generated by the Company’s partners during the six-year period beginning upon JNJ-1900 (NBTXR3) commercialization. (See Notes 4.4 - Financing Agreement with the European Investment Bank (“EIB”) and 13.1 - Conditional advance, bank loan and loans from government and public authorities in the consolidated financial statements prepared in accordance with IFRS Accounting Standards for the year ended December 31, 2024).

14. Trade payables and other current liabilities

14.1 TRADE AND OTHER PAYABLES

	As of
(in thousands of euros)	June 30, 2025	December 31, 2024
Accrued expenses - clinical trials	7,413	15,550
Trade payables and other accruals	4,226	4,484
Total trade and other payables	11,639	20,036
Trade payables are not discounted, as none of the amounts has a maturity date above one year.

Accrued Expenses related to clinical trials balance decreased by €8.1 million between December 31, 2024 and June 30, 2025. This decrease is mainly explained by (i) the NANORAY-312 development in 2025, amounting to a €1.8 million accrual as of June 30, 2025, compared to the 11.1 million accrual as of December 31, 2024. This reduction reflects the amendment letter signed in March 2025, removing the Company’s funding obligations for the 312 study in the frame of the transfer of sponsorship to Janssen; partially offset by (ii) the study 1100 development, increasing to a €5.3 million accrual as of June 30, 2025, compared to the 4.4 million accrual as of December 31, 2024.

The trade payables and other accruals are quite stable between December 2024 and June 2025.

14.2 OTHER CURRENT LIABILITIES

	As of
(in thousands of euros)	June 30, 2025	December 31, 2024
Tax liabilities	415	537
Payroll tax and other payroll liabilities	5,872	6,334
Other payables	714	672
Other current liabilities	7,000	7,543
Payroll tax and other payroll liabilities primarily consist of payroll taxes and social charges, namely the employer withholdings relating to free shares, as well as accrued bonuses, vacation day accruals and related social charges. Payroll tax and other payroll liabilities have decreased by €0.5 million during the first half of 2025, mainly due to the payment in the first half of bonuses payable accrued at the previous year-end for €0.9 million.

14.3 DEFERRED INCOME AND CONTRACT LIABILITIES

	As of
(in thousands of euros)	June 30, 2025	December 31, 2024
Deferred income	50	61
Contract liabilities - Current	36,172	18,100
Deferred income and current contract liabilities	36,222	18,161

The current contract liabilities are accounted for in accordance with IFRS 15.

Current contract liabilities increased by €18.1 million to €36.2 million as of June 30, 2025. The initial payment received in 2021 from LianBio was €16.5 million was recognized as a contract liability since the delivery of the related performance obligation has not yet commenced. The increase of €18.1 million results from the combined effects of the amendments on the Janssen License Agreement and the Asia Licensing Agreement (formerly Lianbio) in the allocation of the constrained transaction price (See Note 16 - Revenues and other income).

14.4 REFUND LIABILITIES

	As of
(in thousands of euros)	June 30, 2025	December 31, 2024
Non-current refund liabilities	4,105	27,778
Current refund liabilities	3,273	7,835
Refund liabilities	7,378	35,613

The refund liability, recognized as of December 2024, reflects the refund obligation related to the amendments of the Janssen Agreement, signed in the fourth quarter of 2024.
As of June 30, 2025, the refund liabilities decreased by €28.2 million according to the amendment of the Janssen Agreement, signed on March 17, 2025.
These amendments were accounted for as a contract modification under IFRS 15, and resulted in a change in the transaction price, as well as a change in scope of the performance obligations, recorded as a cumulative catch-up in the statement of consolidated operations and refund liabilities in the consolidated statement of financial position. (Note 16 - Revenues and other income).

15 Financial instruments included in the statement of financial position and impact on income

Detail of financial instruments included in the statements of financial position and impact on income

	As of June 30, 2025
(in thousands of euros)	Book value on the statement of financial position	Financial assets carried at fair value through profit or loss	Assets and liabilities carried at amortized cost	Fair value (1)
Non-current financial assets
Non-current financial assets	409	—	409	409
Trade receivables	1,837	—	1,837	1,837
Cash and cash equivalents	28,818	—	28,818	28,818
Total assets	31,064	—	31,064	31,064
Financial liabilities
Non-current financial liabilities	46,505	—	46,505	49,508
Current financial liabilities	4,735	—	4,735	4,753
Trade payables and other payables	11,639	—	11,639	11,639
Total liabilities	62,879	—	62,879	65,900
(1)The fair value of current and non-current financial liabilities including loans, repayable advances from Bpifrance, the EIB loan and the HSBC and Bpifrance state-guaranteed loans, was assessed using unobservable “level 3” inputs, in the IFRS 13 classification for fair value.

	As of December 31, 2024
(in thousands of euros)	Book value on the statement of financial position	Financial assets carried at fair value through profit or loss	Assets and liabilities carried at amortized cost	Fair value (1)
Non-current financial assets
Non-current financial assets	406	—	406	406
Trade receivables	2,977	—	2,977	2,977
Cash and cash equivalents	49,737	—	49,737	49,737
Total assets	53,120	—	53,120	53,120
Financial liabilities
Non-current financial liabilities	45,978	—	45,978	48,443
Current financial liabilities	4,924	—	4,924	4,924
Trade payables and other payables	20,035	—	20,035	20,035
Total liabilities	70,936	—	70,936	73,402
(1)The fair value of current and non-current financial liabilities including loans, repayable advances from Bpifrance, the EIB loan and the HSBC and Bpifrance state-guaranteed loans, was assessed using unobservable “level 3” inputs, in the IFRS 13 classification for fair value.

Management of financial risks

The principal financial instruments held by the Company are instruments classified as cash and cash equivalents. These instruments are managed with the objective of enabling the Company to finance its business activities. The Company's policy is to not use financial instruments for speculative purposes. It does not use derivative financial instruments.

The principal financial risks faced by the Company are liquidity, foreign currency exchange, interest rate and credit risks.

Liquidity risk

Liquidity risk arises from the Company’s financial liabilities and significant expenses related to development and manufacturing of nanotechnology products and conducting clinical studies.

The Company’s operations have consumed substantial amounts of cash since its inception. Developing pharmaceutical product candidates, including conducting clinical trials, is expensive, lengthy and risky, and the Company expects to continue to incur significant losses in the near term. Accordingly, the Company will continue to require substantial additional capital to continue its clinical development activities and potentially engage in commercialization activities.

Liquidity risk management aims to ensure that the Company has access to sufficient liquidity and financial resources to be able to meet present and future obligations.

The Company prepares short‑term cash forecasts and annual operating cash flow forecasts as part of its budget procedures.

Prudent liquidity risk management involves maintaining sufficient liquidity, having access to financial resources through appropriate credit facilities and being able to unwind market positions.

At the date of these consolidated financial statements, the Company estimates, given its current cost structure and its projected expenditure commitments, to be able to finance its activities into mid-2026 (see Note 2. – General information, statement of compliance and basis of presentation for more details).

Foreign Currency Exchange Risk

The functional currency of Nanobiotix S.A. is the euro. Exposure to foreign currency exchange risk is mainly derived from certain of its revenue and bank accounts denominated in U.S dollars. Under the global license Agreement with Janssen, and the Asia Licensing Agreement (former LianBio contract) the Company has received payments in U.S dollars. Additionally, the Company is also exposed through intragroup transactions between Nanobiotix S.A. and its U.S. subsidiary for which the functional currency is the U.S. dollar, as well as trade relations with customers and suppliers outside the euro zone.

At this stage of its development, the Company does not use hedging to protect its business against exchange rate fluctuations. However, a significant increase in its business activity outside the euro zone could lead to a greater exposure to foreign currency exchange risk as the Company’s operating capital requirements are mainly denominated in euro. If this occurs, the Company may implement a suitable hedging policy for these risks.

Credit risk

Credit risk arises from cash and cash equivalents, derivative instruments and deposits with banks and other financial institutions as well as from exposure to customer credit, in particular unpaid receivables and transaction commitments.

The credit risk related to cash and cash equivalents and to current financial instruments is not material given the rating and size of the relevant financial institutions.

The Company’s exposure to credit risk chiefly stems from trade receivables related to its customer (Janssen) as of June 30, 2025. Due to the limited number of customers, the Company appropriately monitors its receivables and their payment and clearance. The Company enters into such transactions only with highly reputable, financially sound counterparts.

Interest rate risk

The Company's exposure to interest rate risk is primarily related to cash equivalents and investment securities, which consist of term deposits. Changes in interest rates have a direct impact on the interest earned from these investments and the cash flows generated.

As of June 30, 2025, loans issued by the Company are exclusively fixed rate loans and thus our exposure to interest rate and market risk is deemed low.

Variable interests on the EIB loan are royalty-based and are not subject to market rate risks.

16. Revenue and other income

The revenue recognition accounting principles used to prepare the unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2025, are identical to those used for the year ended December 31, 2024, as completed below.

Further to the agreements signed during the fourth quarter of 2024 detailing the terms for the transfer of the sponsorship of the ongoing NANORAY-312 Phase 3 pivotal trial in head and neck cancer to Janssen (See Note 16 –

Revenues and other income to the consolidated financial statements as of and for the year ended December 31, 2024), the Company signed an amendment letter with Janssen BV on March 17, 2025.

The amendment letter provides that Janssen will ultimately assume nearly all remaining costs for the ongoing pivotal Phase 3 trial through completion, except for a limited portion of costs that will continue to be covered by the Company.

This amendment aims to improve the Company’s short-term cash runway by:
•reducing its obligation to make payments that were probable in the short term for the ongoing NANORAY-312 Phase 3 pivotal trial development costs; and
•revising potential future milestone payments for a total of $105 million under both the Janssen License Agreement and the Asia Licensing Agreement,

This amendment letter has been considered and accounted for as a contract modification under IFRS 15, which modifies the remaining transaction prices of both Janssen License Agreement and Asia Licensing Agreement, originally treated as separate contracts for IFRS 15 purposes. As there are price interdependencies between the two effects of the amendment as described above, the contract modification has been applied to both agreements.

The amendment does not change the scope of the initial contracts but the overall impact of the contract modification is a significant increase in the remaining constrained transaction price of the combined agreements (Janssen Agreement and Asia Licensing Agreement) while the constraint continues to apply to milestone payments.

The net positive impact on the constrained transaction price on the Janssen Agreement was recognized as a cumulative catch-up adjustment, as the remaining goods or services under the license agreement are not distinct. As a result, revenue for the six-month period ended June 30, 2025, included a one-off positive impact of €21.2 million, directly attributable to the contract modification as described above.

In accordance with IFRS 15, the funding obligation towards Janssen was reduced to a net refund liability amounting to €7.4 million as of June 30, 2025. See Note 14.4 – Refund liabilities.

The combined effects of the amendment on the two license agreements resulted also in the allocation of €18.1 million of the constrained transaction price to the Asia Licensing Agreement, which was recognized as the related contract liability since the delivery of the related performance obligation has not yet commenced. See Note 14.3 – Deferred income and Contract liabilities.

Detail of revenue and other income

The following table summarizes the Company’s revenue and other income per category for the six-month period ended June 30, 2025 and 2024:

	For the six-month period ended June 30,
(in thousands of euros)	2025	2024
Services	21,522	3,787
Other sales	3,406	2,376
Total revenue	24,928	6,163
Research tax credit	1,616	2,334
Subsidies	67	36
Other	26	756
Total other income	1,710	3,126
Total revenue and other income	26,638	9,289

Total Revenues
As of June 30, 2025, the Total Revenue reached €24.9 million, composed of:
•the line ‘Services’ includes (i) a one-off positive revenue of €21.2 million recognized over the six-month period ended June 30, 2025 directly attributable to the contract modification impact occurred during the first half of 2025, that counterbalances the negative revenue impact recognized in fiscal year 2024 : the amendments signed during the last quarter of 2024 had significantly reduced the transaction price of the license agreement as the R&D service performance obligation was replaced with a funding obligation for the Company towards Janssen, while the amendment letter executed in March 2025 did not impact the scope of the Company's performance obligations but increased the remaining transaction price of the global license agreement, (ii) and other ‘Services’ revenue linked to technology transfer and technical assistance recharge to Janssen for €0.4 million.
•€3.4 million of ‘Other Sales’ related to products clinical supplies to Janssen for the six-month period ended June 30, 2025.

For the six month period ended June 30, 2024, the €6.2 million Total Revenue mainly includes (i) ‘Services’ revenue linked to the assignment of the license to Janssen and the rendered R&D services in proportion of the completion of the ongoing studies, totaling €2.7 million; (ii) ‘Services’ revenue linked to technology transfer and technical assistance recharge for €1.1 million; (iii) and €2.4 million of ‘Other Sales’ related to products clinical supplies to Janssen.

Research tax credit
Research tax credit decreased from €2.3 million in 2024 to €1.6 million in 2025 due mainly due to the exclusion of a major vendor from the CIR scope in 2025.

Subsidies

Subsidies include the Bpifrance Deep Tech Grant received by the Company, €67 thousand recognized as other income for the half-year ended June 30, 2025, as compared to €36 thousand for the half-year ended June 30, 2024.

Other

The line item ‘Other’ mainly includes income for services recharge, in the framework of the ‘GTCA’ totaling €26 thousand as of June 30, 2025 compared to €0.5 million for services recharge and €0.2 million for supply services as of June 30, 2024.

17. Operating expenses

17.1 RESEARCH AND DEVELOPMENT EXPENSES

	For the six-month period ended June 30,
(in thousands of euros)	2025	2024
Purchases, sub-contracting and other expenses	(7,489)	(15,105)
Payroll costs (including share-based payments)	(6,430)	(6,199)
Depreciation, amortization and provision expenses(1)	(610)	(682)
Total research and development expenses	(14,529)	(21,987)
(1)see Note 17.4 Depreciation, amortization and provision expenses

Purchases, sub-contracting and other expenses decreased by €7.6 million for the six-month period ended June 30, 2025 as compared to the same period in 2024. This favorable variance is mainly related to the transfer of sponsorship of the 312 study to Janssen, including the amendment of the Janssen Agreement signed in March 2025, resulting in the removal of funding obligations on the 312 study.

R&D Payroll costs increased by €0.2 million, or by 3.7% for the six-month period ended June 30, 2025 as compared with the same period in 2024, which is mainly due to the phasing of social charges expenses related to stock options granted between 2025 and 2024 for €0.2 million.

17.2 SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	For the six-month period ended June 30,
(in thousands of euros)	2025	2024
Purchases, fees and other expenses	(4,334)	(4,183)
Payroll costs (including share-based payments)	(7,040)	(6,336)
Depreciation, amortization and provision expenses (1)	80	(301)
Total SG&A expenses	(11,294)	(10,819)
(1)see Note 17.4 Depreciation, amortization and provision expenses

Purchases, fees and other expenses increased by €0.2 million for the six-month period ended June 30, 2025 as compared to the same period in 2024, as SG&A expenses were closely monitored and remained overall in line with prior year.

SG&A payroll costs increased by €0.7 million, or 11.1%, for the six-month period ended June 30, 2025 as compared to the same period in 2024. This variation is mainly due to the phasing of social charges expenses related to stock options granted for €0.3 million, and severance expenses following some resources reallocation for €0.2 million.

SG&A depreciation expenses decreased by €0.4 million following reversal of provision recorded during the first half off 2025 due to litigation settlement.

17.3 PAYROLL COSTS

	For the six-month period ended June 30,
(in thousands of euros)	2025	2024
Wages and salaries	(7,182)	(7,238)
Payroll taxes	(4,088)	(3,324)
Share-based payments	(2,161)	(1,940)
Retirement benefit obligations	(40)	(33)
Total payroll costs	(13,470)	(12,535)
Average headcount	104	105
End-of-period headcount	103	110

As of June 30, 2025, the Company had 103 employees, including 72 in R&D and 31 in selling, general and administrative expenses, compared to 110 as of June 30, 2024, including 77 in R&D and 33 in selling, general and administrative expenses.

Wages and salaries remained stable for the six-month period ended June 30, 2025 as compared to the same period in 2024.

In the first half of 2025, related payroll taxes increased by 22.9%, or by €0.8 million, mainly due to the phasing of social charges expenses related to stock options granting for €0.5 million.

In accordance with IFRS 2 – Share-based Payment, the share-based payment expense recognized in the statement of consolidated operations reflects the amortization of the fair value of the granted awards over the service period. The share-based payment expenses amounted to €2.2 million for the period ended June 30, 2025, as compared with €1.9 million as of June 30, 2024 (see Note 18 - Share-based payments).

17.4 DEPRECIATION, AMORTIZATION AND PROVISION EXPENSES

Depreciation, amortization and provision expenses by function are detailed as follows:

	For the six month period ended June 30, 2025
(in thousands of euros)	R&D	SG&A	Total
Amortization expense of intangible assets	(2)	(1)	(2)
Amortization expense of tangible assets	(645)	(152)	(798)
Reversal of provision for disputes and charges	80	240	320
Provision for disputes and charges	(43)	(7)	(49)
Total depreciation, amortization and provision expenses (except IAS 19)	(610)	80	(529)
Total Provision for retirement benefit obligations (IAS 19) (1)	(27)	(13)	(40)
Total depreciation, amortization and provision expenses	(637)	68	(569)

	For the six month period ended June 30, 2024
(in thousands of euros)	R&D	SG&A	Total
Amortization expense of intangible assets	(1)	—	(2)
Amortization expense of tangible assets	(621)	(164)	(785)
Reversal of provision for disputes and charges	—	14	14
Provision for disputes and charges	(60)	(150)	(210)
Total depreciation, amortization and provision expenses (except IAS 19)	(682)	(301)	(983)
Total Provision for retirement benefit obligations (IAS 19) (1)	(23)	(10)	(33)
Total depreciation, amortization and provision expenses	(705)	(311)	(1,016)
(1) Details of the provision for retirement benefit obligations are provided in note 11

17.5 OTHER OPERATING INCOME AND EXPENSES

	For the six-month period ended June 30,
(in thousands of euros)	2025	2024
Other non recurring expenses	(12)	(137)
Other non recurring income	5	3
Total other operating income and expenses	(7)	(134)

As of June 30, 2025, the Company has not recorded any material other operating income and expenses.

As of June 30, 2024, the other non recurring expenses mainly relates to some employment termination indemnities for €129 thousand.

18. Share-based payments

Detail of share-based payments

The Company has granted stock options (OSA), founders’ warrants (BSPCE), warrants (BSA), and free shares (AGA) to corporate officers, employees, members of the Executive and Supervisory Board and consultants of the Group. In certain cases, exercise of the stock options, founders’ warrants and warrants is subject to performance conditions. The Company has no legal or contractual obligation to pay the options in cash.

The number of stock options, founders’ warrants, warrants and free shares outstanding on June 30, 2025 and their main characteristics, are detailed below:

Founders’ warrants outstanding as of June 30, 2025

	BSPCE 2015-1	BSPCE 2015-3	BSPCE 2016 O	BSPCE 2016 P	BSPCE 2017 O	BSCPE 2017
Date of the shareholders' meeting	18-Jun-14	18-Jun-14	25-Jun-15	25-Jun-15	23-Jun-16	23-Jun-16
Date of grant by the Executive Board	10-Feb-15	10-Jun-15	2-Feb-16	2-Feb-16	7-Jan-17	7-Jan-17
Total number of BSPCEs authorized	450,000	450,000	450,000	450,000	450,000	450,000
Total number of BSPCEs granted	71,650	53,050	126,400	129,250	117,650	80,000
Total number of shares to which the BSPCE were likely to give right on the date of their grant	71,650	53,050	126,400	129,250	117,650	80,000
the number of which that may be subscribed by corporate officers:	24,000	—	23,500	23,500	26,400	32,000
the number that can be subscribed by Laurent LEVY	24,000	—	23,500	23,500	26,400	32,000
Number of beneficiaries who are not corporate officers	13	42	43	50	42	3
Starting date for the exercise of the BSPCE	02/10/2016	06/10/2016	02/02/2017	02/02/2016	01/07/2017	01/07/2017
BSPCE expiry date	02/10/2025	06/10/2025	02/02/2026	02/02/2026	01/07/2027	01/07/2027
BSPCE exercise price	€18.57	€20.28	€14.46	€14.46	€15.93	€15.93
Number of shares subscribed as of June 30, 2025	—	—	333	—	—	—
Total number of BSPCEs lapsed or cancelled as of June 30, 2025	71,650	53,050	29,250	31,150	20,600	—
Total number of BSPCEs outstanding as of June 30, 2025	—	—	96,817	98,100	97,050	80,000
Total number of shares available for subscription as of June 30, 2025	—	—	96,817	98,100	97,050	80,000
Maximum total number of shares that may be subscribed for upon exercise of all outstanding BSPCEs (assuming that all the conditions for the exercise of the related BSPCEs are met)	—	—	96,817	98,100	97,050	80,000

Warrants outstanding as of June 30, 2025

	BSA 2015-1	BSA 2015-2 (a)	BSA 2018-2	BSA 2019-1	BSA 2020	BSA 2021 (a)
Date of the shareholders’ meeting	18-Jun-14	18-Jun-14	23-May-18	23-May-18	11-Apr-19	30-Nov-20
Date of grant by the Executive Board	10-Feb-15	25-Jun-15	27-Jul-18	29-Mar-19	17-Mar-20	20-Apr-21
Maximum number of BSAs authorized	100,000	100,000	140,000	140,000	500,000	650,000
Total number of BSAs granted	26,000	64,000	5,820	18,000	18,000	48,103
Number of shares to which the BSA were likely to give right on the date of their grant	26,000	64,000	5,820	18,000	18,000	48,103
including the total number of shares that may subscribed by the corporate officers of the Company	15,000	—	—	12,700	14,024	—
Relevant officers:
Anne-Marie GRAFFIN	5,000	—	—	2,900	3,843	—
Enno SPILLNER	3,000	—	—	4,000	3,829	—
Alain HERRERA	5,000	—	—	2,900	3,195	—
Gary PHILLIPS	—	—	—	—	—	—
Number of beneficiaries who are not corporate officers	2	1	1	1	1	1
Starting date for the exercise of the BSA	02/10/2015	06/25/2015	07/27/18	03/29/19	03/17/20	04/20/21
BSA expiry date (6)	02/10/2025	06/25/2025	07/27/28	03/29/29	03/17/30	04/20/31
BSA issue price	€4.87	€5.00	€2.36	€1.15	€0.29	€2.95
Exercise price per BSA	€17.67	€19.54	€16.10	€11.66	€6.59	€13.47
Number of shares subscribed as of June 30, 2025	—	—	—	—	—	—
Total number of forfeited or cancelled BSAs as of June 30, 2025	26,000	64,000	—	—	—	33,672
Total number of BSAs outstanding as of June 30, 2025	—	—	5,820	18,000	18,000	14,431
Total number of shares available for subscription as of June 30, 2025 (considering the conditions of exercise of the BSAs)	—	—	—	—	—	—
Maximum total number of shares that may be subscribed for upon exercise of all outstanding BSAs (assuming that all the conditions for the exercise of said BSAs are met)	—	—	5,820	18,000	18,000	14,431

Stock options outstanding as of June 30, 2025

	OSA 2016-1 P	OSA 2016-2	OSA 2017 O	OSA 2018	OSA 2019-1	OSA 2019 LLY	OSA 2020	OSA 2021-04 O
Date of the shareholders’ meeting	25-Jun-15	23-Jun-16	23-Jun-16	14-Jun-17	23-May-18	11-Apr-19	11-Apr-19	30-Nov-20
Date of grant by the Executive Board	02-Feb-16	03-Nov-16	07-Jan-17	6-Mar-18	29-Mar-19	24-Oct-19	11-Mar-20	20-Apr-21
Total number of OSAs authorized	450,000	450,000	450,000	526,800	648,000	500,000	500,000	850,000
Total number of OSAs granted	6,400	4,000	3,500	62,000	37,500	500,000	407,972	143,200
Total number of shares to which the OSAs were likely to give right on the date of their grant	6,400	4,000	3,500	62,000	37,500	500,000	407,972	143,200
including the number that may be subscribed or purchased by corporate officers:	—	—	—	—	—	500,000	180,000	—
the number that can be subscribed by Laurent LEVY	—	—	—	—	—	500,000	120,000	—
the number that can be subscribed by Anne-Juliette HERMANT	—	—	—	—	—	—	60,000	—
the number that can be subscribed by Bart VAN RHIJN	—	—	—	—	—	—	—	—
the number that can be subscribed by Louis KAYITALIRE	—	—	—	—	—	—	—	—
Number of beneficiaries who are not corporate officers	2	1	2	5	12	—	104	13
Starting date for the exercise of the OSA	02/02/2017	11/03/2017	01/08/2018	03/07/2019	03/30/2021	10/24/2019	03/11/2021	04/20/22
OSA expiry date	02/02/2026	11/03/2026	01/07/2027	03/06/2028	03/29/2029	10/24/2029	03/11/2030	04/20/31
Exercise price per OSA	€13.05	€14.26	€14.97	€12.87	€11.08	€6.41	€6.25	€13.74
Number of shares subscribed as of June 30, 2025	—	—	—	—	—	—	—	—
Total number of lapsed or cancelled OSAs as of June 30, 2025	6,000	—	3,000	12,000	12,750	—	47,265	104,668
Total number of OSAs outstanding as of June 30, 2025	400	4,000	500	50,000	24,750	500,000	360,707	38,532
Maximum number of shares available for subscription as of June 30, 2025 (given the vesting conditions of the OSAs)	400	4,000	500	50,000	24,750	—	360,707	38,532
Maximum total number of shares that may be subscribed for upon exercise of all outstanding OSAs (assuming that all the conditions for the exercise of said OSAs are met)	400	4,000	500	50,000	24,750	500,000	360,707	38,532

	OSA 2021-04 P	OSA 2021-06 P	OSA 2021-06 O	OSA 2022-06 P	OSA 2022-06 O	OSA 2023-01 O	OSA 2024-01 O	OSA 2025-01 O	OSA 2025-02 O
Date of the shareholders’ meeting	30-Nov-20	30-Nov-20	28-Apr-21	30-Nov-20	28-Apr-21	20-jun-2023	20-Jul-23	28-May-2024	28-May-2024
Date of grant by the Executive Board	20-Apr-21	21-Jun-21	21-Jun-21	22-Jun-22	22-Jun-22	20-Jul-23	23-May-24	18-Feb-25	16-May-25
Total number of OSAs authorized	1,000,000	1,000,000	850,000	1,000,000	850,000	1,700,000	1,700,000	1,700,000	1,700,000
Total number of OSAs granted	428,000	60,000	60,000	170,400	410,500	338,860	1,224,780	8,000	1,241,005
Total number of shares to which the OSAs were likely to give right on the date of their grant	428,000	60,000	60,000	170,400	410,500	338,860	1,224,780	8,000	1,241,005
including the number that may be subscribed or purchased by corporate officers:	240,000	60,000	60,000	—	245,000	298,860	930,000	—	945,000
the number that can be subscribed by Laurent LEVY	180,000	—	—	—	150,000	200,116	500,000	—	505,000
the number that can be subscribed by Anne-Juliette HERMANT	60,000	—	—	—	35,000	33,354	90,000	—	100,000
the number that can be subscribed by Bart VAN RHIJN	—	60,000	60,000	—	60,000	65,390	180,000	—	190,000
the number that can be subscribed by Louis KAYITALIRE	—	—	—	—	—	—	160,000	—	150,000
Number of beneficiaries who are not corporate officers	14	—	—	83	49	2	107	2	105
Starting date for the exercise of the OSA	04/20/22	06/21/22	06/21/22	06/22/23	06/22/23	7/20/2023	5/23/2024	2/18/2025	5/16/2025
OSA expiry date	04/20/31	06/21/31	06/21/31	06/22/32	06/22/32	7/20/2033	5/23/2034	2/18/2035	5/16/2035
Exercise price per OSA	€13.74	€12.99	€12.99	€4.16	€4.16	€5.00	€5.81	€3.36	€2.97
Number of shares subscribed as of June 30, 2025	—	—	—	—	—	—	—	—	—
Total number of lapsed or cancelled OSAs as of June 30, 2025	87,400	—	—	46,620	30,500	20,000	5,250	—	1
Total number of OSAs outstanding as of June 30, 2025	340,600	60,000	60,000	123,780	380,000	318,860	1,219,530	8,000	1,241,004
Maximum number of shares available for subscription as of June 30, 2025 (given the vesting conditions of the OSAs)	—	—	60,000	—	380,000	106,288	406,510	—	—
Maximum total number of shares that may be subscribed for upon exercise of all outstanding OSAs (assuming that all the conditions for the exercise of said OSAs are met)	340,600	60,000	60,000	123,780	380,000	318,860	1,219,530	8,000	1,241,004

Free shares outstanding as at June 30, 2025

	AGA 2023 - P1	AGA 2023 - P2
Date of the shareholders’ meeting	27-Jun-23	27-Jun-23
Date of grant by the Executive Board	27-Jun-23	27-Jun-23
Total number of AGAs authorized	1,200,000	1,200,000
Total number of AGAs granted	427,110	439,210
Total number of shares to which the AGAs were likely to give right on the date of their grant	427,110	439,210
including the number that can be subscribed by corporate officers:	298,860	293,470
the number that can be subscribed by Laurent LEVY	200,116	200,116
the number that can be subscribed by Anne-Juliette HERMANT	33,354	33,354
the number that can be subscribed by Bart VAN RHIJN	65,390	65,390
Number of beneficiaries who are not corporate officers	88	87
Date of acquisition (end of the acquisition period)	06/27/25	06/27/25
Number of shares subscribed as of June 30, 2025	392,060	417,760
Total number of AGAs lapsed or cancelled as of June 30, 2025	35,050	21,450
Total number of AGAs outstanding as of June 30, 2025	—	—
Total number of shares that may be subscribed	—	—
Duration of the holding period	1 year	1 year

	BSPCE	BSA	OSA	Total
Total number of shares underlying grants outstanding as of June 30, 2025	371,967	56,251	4,730,663	5,158,881
The measurement methods used to estimate the fair value of stock options and warrants are described below:
•The exercise price is based on the share price at the grant date;
•The risk-free rate was determined based on the average life of the instruments; and
•Volatility was determined based on a sample of listed companies in the biotechnology sector at the grant date and for a period equal to the life of the warrant or option.

The performance conditions for all of the plans were assessed as follows:
•Performance conditions unrelated to the market were analyzed to determine the likely exercise date of the warrants and options and expense was recorded accordingly based on the probability these conditions would be met; and
•Market-related performance conditions were directly included in the calculation of the fair value of the instruments.

As of June 30, 2025, the details of active share-based payment plans with remaining IFRS 2 expense are presented in the tables below, reflecting the assumptions related to the probability that the non-market performance conditions will be and the ongoing accounting impact for the period:

OSA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the first half of 2025 (in thousands of euros)	Expense for the first half of 2024 (in thousands of euros)
OSA 2021-04 O	13.60	13.74	38.9% - 37.8% - 38.3%	5.5 / 6 /6.5	0.38% / 0.33% / 0.28%	0.00%	684	—	(4)
OSA 2021-04 P	13.60	13.74	39.10%	10	0.03%	0.00%	1,816	48	77
OSA 2021-06 O	12.20	12.99	39.2% - 37.9% - 38.1%	5.5 / 6 /6.5	0.35% / 0.30% / 0.26%	0.00%	246		13
OSA 2021-06 P	12.20	12.99	39.10%	10	0.13%	0.00%	212	12	12
OSA 2022-06 P	3.68	4.16	0.4008	10	0.0228	0.00%	71	—	2
OSA 2022-06 O	3.68	4.16	42.06% - 41.21% - 40.65%	5.5 / 6 /6.5	1.83% / 1.87% / 1.90%	0.00%	580	23	57
OSA 2023-01 O	6.75	5.00	45.07% - 44.11% - 43.41%	5.5 / 6 /6.5	2.85% /2.83% / 2.82%	0.00%	1,255	164	357
OSA 2024-01 O	5.19	5.81	53.30% - 51.90% - 50.70%	5.4 / 5.9 / 6.4	3.00% / 3.02% / 3.02%	0.00%	3,107	837	194
OSA 2025-01 O	3.65	3.36	47.18% / 47.43% / 47.57%	5.4 / 5.9 / 6.4	2.83% / 2.91% / 2.98%	0.00%	15	3	—
OSA 2025-02 O	3.74	2.97	47.56% / 47.32% / 47.43%	5.4 / 5.9 / 6.4	2.53% / 2.61% / 2.70%	0.00%	2,523	186	—
Total OSA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,273	708

AGA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the first half of 2025 (in thousands of euros)	Expense for the first half of 2024 (in thousands of euros)
AGA 2023 - P1	4.87	0.00	n.a.	n.a.	3% / 3.2%	0.00%	2,071	446	472
AGA 2023 - P2	4.87	0	n.a.	n.a.	3% /3.2%	0.00%	2,130	442	507
Total AGA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	888	1,232

(in thousands of euros)	BSPCE	BSA	OSA	AGA	Total
Expense for the year ended June 30, 2025	—	—	1,273	888	2,161

(in thousands of euros)	BSPCE	BSA	OSA	AGA	Total
Expense for the year ended June 30, 2024	—	—	708	1,232	1,940

19. Net financial income (loss)

	For the six month period ended June 30,
(in thousands of euros)	2025	2024
Income from cash and cash equivalents	598	1,499
Foreign exchange gains	47	1,888
Total financial income	645	3,386
Interest costs	(4,174)	(3,772)
Net impact of accretion, discounting and catch-up on EIB loan	1,036	2,722
Lease debt interests	(69)	(89)
Foreign exchange losses	(3,624)	(324)
Total financial expenses	(6,831)	(1,463)
Net financial income (loss)	(6,186)	1,924

Income from cash and cash equivalents

For the six month period ended June 30, 2025, the €0.6 million income from cash and cash equivalents was related to short-term deposits compared to €1.5 million for the six month period ended June 30, 2024.

Interests costs

For the six month period ended June 30, 2025, total interest costs amount to €4.2 million, mainly due to interest costs on the EIB loan (see Note 13 - Financial liabilities) which consists of fixed and variable rate interests of €4.1 million.

For the six month period ended June 30, 2024, total interest costs amount to €3.8 million, mainly due to interest costs on the EIB loan which consists of fixed and variable rate interests of €3.7 million.

Net impact of accretion and discounting and catch-up on EIB loan

For the six month period ended June 30, 2025, the P&L net positive impact of accretion and discounting on EIB loan of €1.0 million corresponding to (i) the decrease in estimated debt outflows beyond 2024 - before discounting effect - resulting in a €2.4 million positive P&L effect, (ii) partially offset by -€1.4 million of discounting negative effect (See Note 13 - Financial Liabilities).

For the six month period ended June 30, 2024, the P&L net positive impact of accretion and discounting on EIB loan of €2.7 million corresponding to €13.5 million discounting positive effect, partially offset by the increase in estimated debt outflows beyond 2023 - before discounting effect - resulting in a €10.8 million negative P&L effect, due to the revised forecasts of net sales and the revised forecasts of the upfront and milestone payments related to the consideration of the license agreement signed with Janssen signed on July 7, 2023. (See Note 13 - Financial Liabilities).

Foreign exchange gains and losses

For the six month period ended June 30, 2025, the company incurred net foreign exchange exchange loss of €3.6 million, mainly related to the EUR conversion impact on short term USD deposits for €3.5 million.

For the six month period ended June 30, 2024, the Company incurred net foreign exchange gains of €1.6 million mainly related to the short term USD deposits for €1.1 million, and to the appreciation of the USD on HSBC bank current account denominated in U.S. dollars for €0.5 million.

20. Segment reporting

In accordance with IFRS 8 – Operating Segments, reporting by operating segment is derived from the internal organization of the Company’s activities; it reflects management’s viewpoint and is established based on internal reporting used by the chief operating decision maker (the Company’s Chairman and the members of the Executive and Supervisory Board) to allocate resources and to assess performance. The Company operates in a single operating segment: research and development in product candidates that harness principles of physics to transform cancer treatment. The positive net revenue, as disclosed in the ‘Note 16 - Revenue and other Income’, is primarily recognized by the Company towards one principal customer, Janssen, located in Belgium. The assets, liabilities and operating loss realized are primarily located in France.

21. Loss per share

	For the six month period ended June 30,
	2025	2024
Net loss for the period (in thousands of euros)	(5,383)	(21,872)
Weighted average number of shares	47,418,155	47,124,112
Basic loss per share (in euros)	(0.11)	(0.46)
Diluted loss per share (in euros)	(0.11)	(0.46)
Instruments providing deferred access to the capital (stock options, founders' warrants and warrants) are considered to be anti-dilutive because they result in a decrease in the loss per share. Therefore, diluted loss per share is identical to basic loss per share as all equity instruments issued, representing a total of 5,158,881 potential additional ordinary shares, have been considered antidilutive.

22. Commitments

The off-balance sheet commitments have not changed significantly since December, 31, 2024, except for the following:

Commitments related to the master services agreement with Janssen dedicated to the clinical manufacturing of JNJ-1900 (NBTXR3)
On December 22, 2023, the Company entered into a master services agreement (“MSA”) with Janssen which includes the clinical manufacturing and the supply of products to be provided by the Company, as well as technical expertise and development services in the field of the territory, as defined in the global licensing, co-development, and commercialization agreement signed in July 2023.
Under this MSA, the Company already received as of June 30, 2025 purchase orders from Janssen (a) for the delivery of raw materials and JNJ-1900 (NBTXR3) clinical and technical batches planned to be delivered during the second half of 2025 amounting to €6.1 million and (b) for the technology transfer and related technical assistance services amounting to €0.2 million.

23. Related parties

Key management personnel compensation

The compensation presented below, granted to the members of the Executive Board and Supervisory Board was recognized in expenses over the period shown:

	For the six-month period ended June 30,
(in thousands of euros)	2025	2024
Salaries, wages and benefits	1,159	1,120
Share-based payments	1,723	1,517
Supervisory Board’s fees	212	86
Total compensation to related parties	3,094	2,722

The methods used to measure share-based payments are presented in Note 18 -Share-based payments of the Company’s consolidated financial statements as of and for the year ended December 31, 2024.

Related parties

As of June 30, 2025, Johnson & Johnson Innovation – JJDC, an affiliate of Janssen, beneficially owns approximately 11.66% of the outstanding ordinary shares of Nanobiotix. Nanobiotix and Janssen are parties to the Janssen Agreement, the “TSA” and the “AAA”, each as described in the consolidated financial statements prepared for the year ended December 31, 2024). Accordingly Janssen may be considered a related party of Nanobiotix.

For the six month period ended June 30, 2025, the Company continued to support Janssen in execution of NANORAY-312 clinical study during the transition process and following the sponsorship transfer and conducted transactions with Janssen (see Note 16 - Revenues and other income). The payments between the two companies as well as the liabilities and receivables are as follows:

	As of June 30, 2025
(in thousands of euros)	Payments	Assets/(Liabilities)
Collection (Janssen towards Nanobiotix SA) / Receivables	7,387	1,837
Payments (Nanobiotix SA towards Janssen) / Payables	—	(7,905)
Total	7,387	(6,068)

24. Subsequent events

None.